     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996
                                                    REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                               XYLAN CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ---------------

       CALIFORNIA                     3661                      95-4433911
    (STATE OR OTHER         (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
    JURISDICTION OF         CLASSIFICATION CODE NUMBER)       IDENTIFICATION
    INCORPORATION OR                                             NUMBER)
     ORGANIZATION)




                  26679 WEST AGOURA ROAD CALABASAS, CA 91302
                                (818) 880-3500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                                 STEVE Y. KIM
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               XYLAN CORPORATION
                  26679 WEST AGOURA ROAD CALABASAS, CA 91302
                                (818) 880-3500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:
            TAE HEA NAHM                          BARRY E. TAYLOR
           JEFFREY Y. SUTO                         NEIL J. WOLFF
           DAVID A. GARCIA                        ARMANDO CASTRO
            SANJAY KHARE                           YOICHIRO TAKU
          VENTURE LAW GROUP              WILSON SONSINI GOODRICH & ROSATI
     A PROFESSIONAL CORPORATION              PROFESSIONAL CORPORATION
         2800 SAND HILL ROAD                    650 PAGE MILL ROAD
        MENLO PARK, CA 94025                    PALO ALTO, CA 94304
           (415) 854-4488                         (415) 493-9300

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROPOSED MAXIMUM
                                                          AGGREGATE
               TITLE OF EACH CLASS OF                      OFFERING        AMOUNT OF
            SECURITIES TO BE REGISTERED                    PRICE(1)     REGISTRATION FEE
- ----------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..............   $252,065,625       $86,920

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sale prices of the Common Stock as reported on the Nasdaq National Market on May 6, 1996, pursuant to Rule 457(c).

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               XYLAN CORPORATION

                             CROSS REFERENCE SHEET

         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

             ITEM NUMBER AND HEADING
       IN FORM S-1 REGISTRATION STATEMENT            LOCATION IN PROSPECTUS
       ----------------------------------            ----------------------
  1. Forepart of the Registration Statement
      and Outside Front Cover Page
      of Prospectus............................. Outside Front Cover Page
  2. Inside Front and Outside Back Cover         Inside Front and Outside Back
      Pages of Prospectus....................... Cover Page
  3. Summary Information, Risk Factors and       Prospectus Summary; Risk
      Ratio of Earnings to Fixed Charges........ Factors
  4. Use of Proceeds............................ Use of Proceeds
  5. Determination of Offering Price............ Underwriters
  6. Dilution................................... Not Applicable
                                                 Principal and Selling
  7. Selling Security Holders................... Shareholders
                                                 Outside and Inside Front Cover
  8. Plan of Distribution....................... Pages; Underwriters
  9. Description of Securities to be Registered. Description of Capital Stock
 10. Interests of Named Experts and Counsel..... Legal Matters; Experts
 11. Information with Respect to the Registrant. Outside and Inside Front Cover
                                                 Pages; Prospectus Summary; The
                                                 Company; Risk Factors;
                                                 Dividend Policy;
                                                 Capitalization; Selected
                                                 Consolidated Financial Data;
                                                 Management's Discussion and
                                                 Analysis of Financial
                                                 Condition and Results of
                                                 Operations; Business;
                                                 Management; Certain
                                                 Transactions; Principal and
                                                 Selling Shareholders;
                                                 Description of Capital Stock;
                                                 Shares Eligible for Future
                                                 Sale; Consolidated Financial
                                                 Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities............................... Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectuses: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and the other to be used in connection with a concurrent international offering (the "International Prospectus"). The two prospectuses are identical except for the outside front cover page. The form of U.S. Prospectus outside front cover page is included behind this explanatory note and is followed by the differing outside front cover page to be used in the International Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued May 13, 1996
                                3,500,000 Shares

                           [XYLAN LOGO APPEARS HERE]

                                     XYLAN
                                  COMMON STOCK

                                  -----------

OF THE  3,500,000 SHARES OF  COMMON STOCK  OFFERED, 2,800,000 SHARES  ARE BEING
 OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 700,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES
  AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." OF THE 2,800,000 SHARES OF COMMON STOCK BEING OFFERED BY THE U.S. UNDERWRITERS,
   320,000 SHARES ARE BEING SOLD BY THE COMPANY AND 2,480,000 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING
    SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PART OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. THE COMPANY'S
     COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "XYLN." ON MAY 10, 1996, THE REPORTED LAST SALE PRICE OF THE COMMON
      STOCK ON THE NASDAQ NATIONAL MARKET WAS $67 3/4 PER SHARE.

                                  -----------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                 PAGE 4 HEREOF.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
                              --------   -------------- ----------- ------------
Per Share..................    $             $            $            $
Total(3)................... $              $            $           $

- -----
  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $500,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 525,000 additional Shares at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
      Company will be $         , $           and $          , respectively.
      See "Underwriters."

                                  -----------
  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about       , 1996 at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
        Incorporated
     ALEX. BROWN & SONS
           Incorporated
           DEUTSCHE MORGAN GRENFELL
               ROBERTSON, STEPHENS & COMPANY
                                                     WESSELS, ARNOLD & HENDERSON
May   , 1996

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued May 13, 1996
                                3,500,000 Shares

                           [XYLAN LOGO APPEARS HERE]

                                     XYLAN
                                  COMMON STOCK

                                  -----------

OF  THE 3,500,000  SHARES OF  COMMON STOCK  OFFERED, 700,000  SHARES ARE  BEING
 OFFERED  INITIALLY  OUTSIDE   OF  THE   UNITED  STATES  AND   CANADA  BY  THE
 INTERNATIONAL UNDERWRITERS  AND 2,800,000 SHARES ARE BEING  OFFERED INITIALLY
  IN  THE   UNITED  STATES   AND  CANADA  BY   THE  U.S.   UNDERWRITERS.  SEE
  "UNDERWRITERS." OF THE 700,000  SHARES OF COMMON STOCK BEING OFFERED BY THE
   INTERNATIONAL UNDERWRITERS, 80,000  SHARES ARE BEING SOLD  BY THE COMPANY
    AND 620,000 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY
     PART OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. THE COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ
      NATIONAL  MARKET UNDER  THE SYMBOL  "XYLN."  ON MAY  10,  1996, THE
      REPORTED  LAST  SALE  PRICE  OF  THE COMMON  STOCK  ON  THE  NASDAQ
       NATIONAL MARKET WAS $67 3/4 PER SHARE.

                                  -----------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                 PAGE 4 HEREOF.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
                              --------   -------------- ----------- ------------
Per Share..................    $             $            $            $
Total(3)................... $              $            $           $

- -----
  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $500,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 525,000 additional Shares at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
      Company will be $         , $           and $          , respectively.
      See "Underwriters."

                                  -----------
  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about       , 1996 at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
        International
     ALEX. BROWN & SONS
           International
           DEUTSCHE MORGAN GRENFELL
               ROBERTSON, STEPHENS & COMPANY
                                                     WESSELS, ARNOLD & HENDERSON
May   , 1996

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    4
The Company...............................................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Price Range of Common Stock...............................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   26
Management................................................................   40
Certain Transactions......................................................   48
Principal and Selling Shareholders........................................   50
Description of Capital Stock..............................................   52
Shares Eligible for Future Sale...........................................   54
Underwriters..............................................................   56
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   59
Index to Consolidated Financial Statements................................  F-1

                               ----------------
  OmniSwitch(R) is a registered trademark of the Company. Xylan(TM), AutoTracker(TM), OmniVision(TM), Optimized Device Switching(TM) and PizzaSwitch(TM) are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                               ----------------
  Except as otherwise noted herein, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriters."

                               ----------------
  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                                                      Hubs are the basic
                                                      building blocks of most
                                                      data networks today.
                                                      Each workstation and
                                                      server is connected
                                                      directly to a hub port.
                                                      Hubs are interconnected
                                                      with one or more
                                                      routers. In some
                                                      networks routers are
                                                      interconnected with an
                                                      FDDI backbone network.
                                                      Response times in hub-
                                                      and router-based
                                                      networks can degrade as
                                                      bandwidth requirements
                                                      rise, particularly as
                                                      graphical applications
                                                      become more widely used.

                                                      Adding Xylan's
                                                      OmniSwitch between a
                                                      router and the hubs
                                                      attached to it off-loads
                                                      local traffic from the
                                                      router. This leaves the
                                                      router with more
                                                      processing power to move
                                                      data to other parts of
                                                      the building or campus.
                                                      The OmniSwitch can be
                                                      deployed widely or can
                                                      be added in one part of
                                                      the campus at a time.

                                                      Once installed, the
                                                      OmniSwitch provides a
                                                      number of tools for
                                                      enhancing network
                                                      performance. Dividing
                                                      hubs into multiple
                                                      Ethernet segments or
                                                      token rings, each with
                                                      its own dedicated switch
                                                      port, increases the
                                                      bandwidth available to
                                                      every workstation.
                                                      Servers shared by many
                                                      workstations can be
                                                      connected to high-speed
                                                      switched ports, such as
                                                      100 megabit Ethernet
                                                      FDDI and ATM. In
                                                      addition, workstations
                                                      which need particularly
                                                      high throughput can be
                                                      assigned to dedicated
                                                      switched ports.

                                  As OmniSwitches become more broadly
                                  installed, the backbone gradually shifts from routers to switches. This results in higher performance and allows the network administrator to organize users into virtual LANs. Virtual LANs make it easier to move users around the building or campus. Routing is still used to connect to remote sites and to interconnect virtual LANs.

                                  With the OmniSwitch, the organization can add new backbone technologies such as ATM while continuing to use existing technologies such as FDDI. This allows a gradual migration of a critical enterprise resource to emerging higher performance technologies.

                                  Over time all FDDI backbone traffic can
                                  transition to a high-speed ATM backbone
                                  based on Xylan's products. Using Xylan's ATM
                                  LAN Emulation, network administrators can centralize servers, ease management burdens and enhance server security.
XYLAN'S OMNISWITCH IMPROVES THE PERFORMANCE OF HUB- AND ROUTER-BASED NETWORKS
     AND PROVIDES A LONG-TERM TRANSITION TO HIGH-SPEED FULLY SWITCHED NETWORKS.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Xylan Corporation ("Xylan" or the "Company") is a leading provider of high-bandwidth switching systems that enhance the performance of existing local area networks and facilitate migration to next generation networking technologies such as ATM. Current hub- and router-based networks are facing performance degradation due to the continued growth in the size of networks, increasing demands of high-performance personal computers and workstations, and emergence of graphical applications, such as document image processing, desktop video, medical imaging, modeling and simulation and the World Wide Web. To address these issues, a new generation of "switched-media" technologies has emerged, including LAN switching, ATM switching and virtual LANs.

  Xylan offers the OmniSwitch and PizzaSwitch product families, which support all popular LAN types with "any-to-any" MAC-layer translation, and allow the use of LAN switches in place of shared-media hubs. The Company's switches are based on a distributed, modular, multiprocessor architecture that currently combines LAN switching, virtual LANs and routing in a single product and allows switching performance to increase in linear proportion to the number of ports. Xylan's AutoTracker product supports flexible virtual LANs and simplifies network management. The Company is also developing ATM switching technology and ASICs for integration into its product line.

  Xylan has strategic OEM partnerships with leading communications and networking companies, including Alcatel N.V., Digital Equipment Corporation, Hitachi Computer Products (America), Inc. and Network Systems Corporation, that have significant customer relationships already in place. Xylan pursues direct sales to organizations in the United States with large networking requirements and employs network integrators to target customers worldwide. The Company's products have been deployed by a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance/insurance industries to educational institutions and the federal government.

RECENT DEVELOPMENTS

  For the quarter ended March 31, 1996, the Company reported revenue of $23.4 million, a 51% increase over the prior quarter, and net income of $2.7 million. The Company's PizzaSwitch product, introduced in March 1996, contributed approximately 10% of revenue for the quarter. During the quarter, the Company expanded its direct sales force by 25%. Since the completion of its initial public offering in March 1996, the Company completed the installation of a new management information system and entered into a binding memorandum of understanding to settle its litigation with Ascom Timeplex Inc.

                                  THE OFFERING

 U.S. Offering...........  2,800,000 Shares
 International Offering..    700,000 Shares
 Total...................  3,500,000 Shares (including 400,000 Shares by the Company and 3,100,000 Shares by the Selling Shareholders)
 Common Stock to be
  outstanding after the
  offering...............  40,643,427 Shares (1)(2)
 Use of Proceeds.........  For general corporate purposes, including working capital
 Nasdaq National Market
  Symbol.................  XYLN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         YEAR ENDED
                                        DECEMBER 31,                   THREE MONTHS ENDED
                          PERIOD ENDED ----------------  ------------------------------------------------
                          DECEMBER 31,                   MARCH 31, JUNE 30,  SEPT. 30, DEC. 31, MARCH 31,
                              1993      1994     1995      1995      1995      1995      1995     1996
                          ------------ -------  -------  --------- --------  --------- -------- ---------
STATEMENT OF OPERATIONS
 DATA:
Revenue.................     $  --     $   443  $29,662   $1,397   $ 4,503    $ 8,240  $15,522   $23,392
Gross profit............        --         116   14,244      436     1,844      3,854    8,110    12,569
Operating income (loss).      (531)     (4,151)  (9,514)  (3,041)   (3,743)    (3,181)     451     2,586
Net income (loss).......      (522)     (4,083)  (9,441)  (2,970)   (3,713)    (3,195)     437     2,683
Net income (loss) per
 share (3)..............                        $ (0.45)                               $  0.01   $  0.06
Shares used in per share
 computation (3)........                         21,151                                 43,096    43,957

                                                           MARCH 31, 1996
                                        DECEMBER 31, --------------------------
                                            1995      ACTUAL  AS ADJUSTED(1)(4)
                                        ------------ -------- -----------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments...........................   $ 6,034    $ 81,652     $107,033
Working capital........................    11,130      92,393      117,774
Total assets...........................    27,248     122,246      147,627
Net shareholders' equity...............    16,105     106,391      131,772

- -------
(1) Assumes the Underwriters' over-allotment option from the Company is not exercised. See "Underwriters."
(2) Based on the number of shares outstanding as of March 31, 1996. Does not include an aggregate of 6,811,300 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996.
(3) For an explanation of the determination of the number of shares used in computing net income per share, see Note 1 of Notes to Consolidated Financial Statements.
(4) As adjusted to reflect the sale of 400,000 shares of Common Stock offered by the Company at an assumed offering price of $67 3/4 and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

  Limited Operating History; Recent Profitability; Uncertain Future Profitability. The Company was organized in July 1993 and began shipping its first LAN switching products in volume in the first quarter of 1995. The Company's initial products offered limited interfaces and, in September 1995, the Company began offering fully-featured products. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. As of March 31, 1996, the Company had an accumulated deficit of $11.4 million. The Company has experienced substantial revenue growth since January 1995, and first achieved profitability in the fourth quarter of 1995. Due to the Company's limited operating history, there can be no assurance of revenue growth and profitability on a quarterly or annual basis in the future. While the Company achieved significant quarter-to-quarter revenue growth since it introduced its products in 1995, the Company does not expect to sustain the same rate of sequential quarterly revenue growth in future periods. The Company intends to increase significantly its investments in 1996 in research and development, sales and marketing and related infrastructure. Any such increases will be highly dependent on factors including the continued growth of the Company's revenues and the rate thereof, success in hiring the appropriate personnel and market acceptance of the Company's products. Due to the anticipated increases in the Company's operating expenses, the Company's operating results will be adversely affected if revenue does not increase. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in rapidly evolving markets. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. There can be no assurance that the Company will be successful in addressing such risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Fluctuations in Operating Results. The Company's revenue and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including (i) the timing and amount of significant orders from the Company's OEM partners and network integrators, (ii) the Company's success in developing, introducing and shipping product enhancements and new products, (iii) the ability to obtain sufficient supplies of sole or limited source components for the Company's products, (iv) the ability to attain and maintain production volumes and quality levels for its products,
(v) the mix of distribution channels and products, (vi) new product introductions by the Company's competitors, (vii) pricing actions by the Company or its competitors, (viii) changes in material costs and (ix) general economic conditions. See "Risk Factors--Dependence on OEM Partners and Network Integrators; Customer Concentration," "--Dependence on Sole and Limited Source Suppliers and Availability of Components," "--Substantial Increase in Manufacturing Operations; Dependence on Contract Manufacturing," "-- Competition," "--Rapid Technological Change; New Products and Evolving Markets," "--Uncertain Market Acceptance of the Company's Products; Product Concentration" and "--Product Complexity."

  The Company's revenue in any period is highly dependent upon the sales efforts and success of Xylan's OEM partners and network integrators, which are not within the control of the Company. The Company generally realizes a higher gross margin on direct sales than on sales through its OEM partners and network integrators. Accordingly, if the Company's OEM partners and network integrators were to account for an increased portion of the Company's revenue, gross margins would decline. In addition, new products may have different gross margins than existing products. In particular, the Company's PizzaSwitch, introduced in the first quarter of 1996, currently has a lower gross margin than the OmniSwitch. A significant portion of the Company's expenses, such as rent, headcount and capital lease expenses, are relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for such shortfall. The Company's backlog at the beginning of each quarter typically is not sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the Company is dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, the Company's agreements with its customers typically provide that they may change delivery schedules and cancel orders within specified timeframes without significant penalty. The Company's industry is characterized by short product life cycles and declining prices of existing products, which requires continual improvement of manufacturing efficiencies and introduction of new products and enhancements to existing products to maintain gross margins. Moreover, in response to competitive pressures or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's operating results. For example, a reduction in prices of the Company's products could result in lower revenues, an increase in discounts offered to the Company's OEM partners or network integrators would adversely affect the Company's operating margins, and a substantial targeted marketing campaign could significantly increase marketing expense and result in decreased profitability. As a result of all of the foregoing, there can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis. In addition, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Competition. The market for network switching products is intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and continued emergence of new industry standards. Many networking companies, including Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Inc., FORE Systems, Inc. and 3Com Corporation, have introduced, or have announced their intention to develop, network switching products that are or will be competitive with the Company's products. In addition, many of the Company's large competitors offer customers a broader product line which provides a more comprehensive networking solution than the Company currently offers. Xylan expects that other companies will also enter markets in which the Company competes. In addition to competition from providers of network switching products, the Company expects to face competition from other vendors in the networking market who may incorporate switching functionality into their products or provide alternative network solutions. Furthermore, the Company's OEM partners may in the future develop competitive products and may then decide to terminate their relationships with the Company. Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the Company. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. In addition, competitors with a larger installed customer base may have a competitive advantage over the Company when selling similar products or alternative networking solutions to such customers. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against either current or potential competitors in the future. See "Business--Competition" and "Risk Factors--Dependence on Proprietary Technology; Intellectual Property Litigation."

  Substantial Increase in Manufacturing Operations; Dependence on Contract Manufacturing. The Company is in the process of substantially increasing its flow of materials, contract manufacturing capacity and internal test and quality functions to respond to customer demand and reduce its order lead times. Any inability or delay in increasing product flow would limit the Company's revenue, could adversely affect the Company's competitive position and could result in late fees or cancellation of orders under agreements with the Company's OEM partners, although these have not occurred to date. The Company currently requires additional manufacturing space and is in the process of leasing an additional 40,000 square feet of space (a portion of which will be used for manufacturing) that is scheduled to be occupied during July 1996. Any delay in leasing or occupying this additional space, or interruption in the normal flow of production as the Company expands manufacturing activities to this new facility, could have a material adverse effect on the Company's business, operating results and financial condition. The Company may also require manufacturing space beyond this 40,000 square foot facility in 1996 or thereafter. There can be no assurance that such additional space, if required, will be available in a timely manner or on commercially reasonable terms. Xylan's operational strategy relies on outsourcing of manufacturing. The Company currently subcontracts component procurement and kitting to a small number of companies, and printed circuit board assembly to a single company (Victron, Inc.), that specialize in those services. In connection with its operational strategy, the Company is seeking to secure additional sources of supply, including additional contract manufacturers. The Company has experienced in the past, and may in the future experience, problems with its contract manufacturer, such as inferior quality, insufficient quantities and late delivery of product. While such problems have not resulted in any material liabilities from the Company to its customers or end-users to date, there can be no assurance that such problems will not generate material liabilities for the Company or adversely impact the Company's relations with its customers and end-users in the future. In addition, the Company may in the future experience pricing pressure from its contract manufacturers. To date, the Company has had only limited experience with the use of contract manufacturers. There can be no assurance that the Company will effectively manage its contract manufacturers or that these manufacturers will meet the Company's future requirements for timely delivery of products of sufficient quality and quantity. The Company intends to introduce a number of new products and product enhancements in 1996 and 1997, which will require that the Company rapidly achieve volume production by coordinating its efforts with those of its suppliers and contract manufacturers. Certain of the Company's products in development will require contract manufacturers to adopt or develop advanced manufacturing techniques, which could inhibit volume manufacturing of those products. The inability of Xylan's contract manufacturers to provide it with adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in Xylan's ability to fulfill orders while the Company identifies a replacement manufacturer and could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business-- Manufacturing."

  Dependence on Sole and Limited Source Suppliers and Availability of Components. Several key components used in the manufacture of the Company's products are currently purchased only from single or limited sources. At present, single-sourced components include programmable integrated circuits, selected integrated circuits and cables and custom-tooled sheet metal; and limited-sourced components include flash memories, dynamic random access memories ("DRAMs"), printed circuit boards and ASICs. The Company generally does not have long-term agreements with any of these single or limited sources of supply. The Company is in the process of incorporating ASICs in many of its products. Each of these ASICs is initially being manufactured only by a single source, particularly LSI Logic Corporation, and accordingly the risks of relying on sole sources is expected to increase. Any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon the Company's business, operating results and financial condition. Qualifying additional suppliers is time consuming and expensive and the likelihood of errors is greater with new suppliers. The Company uses a rolling six-month forecast based on anticipated product orders to determine its general materials and components requirements. Lead times for materials and components ordered by the Company vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, the Company may have excess or inadequate inventory of certain materials and components. From time to time the Company has experienced shortages and allocations of certain components and has experienced delays in filling orders while waiting to obtain the necessary components. Given current worldwide demand for integrated circuits and certain other components used by the Company and the complexity and yield problems in manufacturing such integrated circuits and components, such shortages and allocations are likely to occur in the future and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Manufacturing."

  Management of Growth. The Company's recent growth has placed a significant strain on the Company's financial and management personnel and information systems and controls. This growth has resulted in a continuing increase in the level of responsibility for both existing and new management personnel. The Company recently implemented new and enhanced financial and management information systems and controls and is training its personnel to operate such systems. Any difficulty in the operation of such new and enhanced systems or the training of personnel, or any disruptions in the transition to such new or enhanced systems and controls, could adversely affect the Company's ability to accurately forecast sales demand and calibrate manufacturing to such demand, to calibrate purchasing levels, to accurately record and control inventory levels, and to record and report financial and management information on a timely and accurate basis. Due to its rapid growth and the fact that such systems and controls had not been implemented, the Company experienced each of these problems in 1995. The occurrence of the Company's problems with forecasting sales demands did not result in shortfalls in projected revenues in 1995. However, the occurrence of any of these events in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion Analysis of Financial Condition and Results of Operations."

  Dependence on OEM Partners and Network Integrators; Customer
Concentration. The Company is pursuing a sales and marketing strategy focused on developing three channels of distribution for its products: worldwide OEM partners, network integrators in North America and overseas and direct sales. The Company has established OEM partnerships with leading communications and networking companies, including Alcatel N.V. ("Alcatel"), Digital Equipment Corporation ("Digital"), Hitachi Computer Products (America), Inc. ("Hitachi"), and Network Systems Corporation. Although there is a large number of end-users of Xylan's products, the Company's customer base is highly concentrated and a relatively small number of customers have accounted for a significant portion of the Company's revenue to date. The Company's OEM partners and network integrators account, and are expected to continue to account, for a substantial portion of the Company's net revenue. Aggregate sales to OEM partners accounted for approximately 60% and 42% of Xylan's revenue in 1995 and the first quarter of 1996, respectively. Sales to three of the Company's OEM partners, Hitachi, Digital and Alcatel, accounted for 17.6%, 17.2% and 10.5%, respectively, of revenue in 1995. Network integrators accounted for approximately 33% and 56% of Xylan's revenue in 1995 and the first quarter of 1996, respectively. During the first quarter of 1996, one of the Company's network integrators in Japan accounted for in excess of 30% of the Company's revenue for the quarter. However, the Company anticipates that this network integrator will not constitute a similar portion of the Company's revenue in future periods. Each of the Company's OEM partners and network integrators can cease marketing the Company's products with limited notice to Xylan and with little or no penalty. In addition, the Company's agreements with its OEM partners and network integrators generally provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period and do not require minimum purchases. Certain of these agreements provide manufacturing rights and access to source code upon the occurrence of specified conditions or defaults. The Company's agreement with Alcatel limits the number of additional network integrators Xylan may appoint in certain European countries and restricts the Company's ability to sell directly to end users in such countries. The Company expects that certain of its OEM partners will in the future develop competitive products and, if they do so, they may decide to terminate their relationship with the Company. In addition, many of the Company's resellers offer competitive products manufactured either by third parties or by themselves. Furthermore, certain of the Company's OEM partners and network integrators offer alternative networking solutions, designed by themselves or third parties, or have pre-existing relationships with current or potential competitors of the Company. There can be no assurance that the Company's OEM partners and network integrators will give a high priority to the marketing of the Company's products as compared to competitive products or alternative networking solutions or that Xylan's OEM partners and network integrators will continue to offer the Company's products. Any reduction or delay in sales of the Company's products by its OEM partners and network integrators could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will retain its current OEM partners or network integrators or that it will be able to recruit additional or replacement OEM partners or network integrators. The loss of one or more of the Company's OEM partners or network integrators could have a material adverse effect on the Company's business, operating results and financial condition. The Company generally realizes a higher gross margin on direct sales than on sales through its OEM partners and network integrators. Accordingly, if the Company's OEM partners and network integrators were to account for an increased portion of the Company's revenue, its gross margin would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Sales and Marketing."

  Rapid Technological Change; New Products and Evolving Markets. The market for the Company's products is characterized by frequent new product introductions, rapidly changing technology and continued emergence of new industry standards, any of which could render Xylan's existing products obsolete. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis, that new Company products will gain market acceptance or that the Company will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. In addition, the Company has on occasion experienced delays in the introduction of new products and product enhancements. Furthermore, from time to time, the Company may announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings and that may cause customers to defer purchasing existing Company products or cause resellers to return products to the Company. The market for LAN switch products is evolving and the Company believes its ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of its products with products and architectures offered by various vendors, including workstation and personal computer architectures and computer and network operating systems. There can be no assurance that the Company will be able to effectively address the compatibility and interoperability issues raised by technological changes or evolving industry standards. A key element of the Company's strategy is the development of multiple ASICs to increase system performance and reduce manufacturing costs, thereby enhancing the price/performance of the Company's products. Any failure to continue to introduce new products or product enhancements and develop and incorporate ASICs effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions or any inability of the Company to respond effectively to product announcements by competitors, technological changes or emerging industry standards could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products and Technology" and "--Product Development."

  Uncertain Market Acceptance of the Company's Products; Product Concentration. The Company currently derives substantially all of its revenue from its OmniSwitch and PizzaSwitch products and the Company expects that revenue from these products will continue to account for a substantial portion of the Company's revenue at least through 1997. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include market acceptance of network switching products, the availability and price of competing products and technologies and the success of the sales efforts of the Company and its OEM partners and network integrators. Moreover, the Company's operating history in the network switching market and its resources are limited relative to those of certain of its current and potential competitors. The Company's future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. Failure of the Company's products to achieve market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

  Product Complexity. Products as complex as those offered by the Company frequently contain undetected software or hardware errors when first introduced or as new versions are released. As is common among participants in the Company's industry, the Company has experienced such errors in the past in connection with product upgrades and new products. Despite testing by the Company and by current and potential customers, Xylan expects that such errors will be found from time to time in new or enhanced products after commencement of commercial shipments. The Company believes it has addressed these errors when they have occurred through software and hardware revisions. However, the occurrence of such errors could, and the inability to correct such errors would, result in the delay or loss of market acceptance of the Company's products, additional warranty expense, diversion of engineering and other resources from the Company's product development efforts and the loss of credibility with Xylan's OEM partners, network integrators and end users, any of which would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background," "--Products and Technology," "--Product Development" and "--Competition."

  Dependence on Proprietary Technology; Intellectual Property Litigation. The Company's success and its ability to compete is dependent, in part, upon its proprietary technology. The Company does not hold any issued patents and currently relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In the event that protective measures are not successful, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. See "Business--Proprietary Rights and Litigation."

  The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. On June 8, 1995, a suit alleging misappropriation of trade secrets, infringement of U.S. Patent No. 5,394,402 and improper hiring of employees was brought against Xylan by Ascom Timeplex Inc. ("Ascom Timeplex") in the U.S. District Court for the Central District of California in Los Angeles, California, seeking injunctive relief and unspecified monetary damages. The Company and Ascom Timeplex have signed a binding memorandum of understanding to settle this litigation and dismiss all of Ascom Timeplex's charges against the Company and against Steve Y. Kim, John Bailey and another employee named in Ascom Timeplex's complaint, and otherwise release the parties from all claims. The settlement also involves a royalty-free license to the Company of Ascom Timeplex's virtual LAN technology covered by the patent and a royalty-free license to Ascom Timeplex of certain technology embodied in the Company's currently available products for use in and in connection with Ascom Timeplex's Synchrony product family. These licenses are not assignable other than to a successor-in-interest to Ascom Timeplex. The Company also undertakes to transfer a copy of the licensed technology to Ascom Timeplex and for a specified time not to hire Ascom Timeplex employees. The release by Ascom Timeplex is conditioned on transfer of this technology. The parties are preparing a definitive agreement for this settlement.

  Since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, would relate to the Company's products. In addition, the Company has not conducted a comprehensive patent search relating to the technology used in its products. The Company is subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. In addition to the claims of Ascom Timeplex, Xylan has, from time to time, received claims from third parties alleging infringement of such third parties' intellectual property rights. The Company believes that none of the current claims against the Company would result in material liability if successful. Although such claims have not resulted in material litigation to date, there can be no assurances that such claims will not be successful or generate material litigation in the future. Furthermore, there can be no assurance that third parties will not assert infringement claims against the Company in the future based on patents or trade secrets or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights and Litigation" and
Note 10 of Notes to Consolidated Financial Statements.

  Dependence on Key Personnel and Hiring of Additional Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. In particular, the Company believes that its future success is highly dependent on Steve Y. Kim, Chairman, President and Chief Executive Officer and John Bailey, Vice President of Development. The Company does not have employment contracts with, and does not currently maintain key man life insurance covering, its key personnel. The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could have a material adverse effect on the Company's business, operating results or financial condition. In addition, companies in the networking industry whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. Xylan has, from time to time, received such claims from other companies and, although claims to date have not resulted in material litigation other than in connection with Ascom Timeplex, there can be no assurance that the Company will not receive additional claims in the future as it seeks to hire qualified personnel or that such claims will not result in material litigation involving the Company. The Company could incur substantial costs in defending itself against any such claims, regardless of the merits of such claims. To date, the Company has not lost any employees as a result of such claims. See "Business--Employees" and "Management--Executive Officers and Directors."

  International Operations. The Company's sales to customers outside of the United States accounted for approximately 49% and 67% of the Company's revenue in 1995 and the first quarter of 1996, respectively. However, these percentages may understate sales of the Company's products to international end-users because certain of the Company's U.S.-based OEM partners market the Company's products abroad. The Company's international sales are conducted primarily through its OEM partners and independent territory-specific network integrators. Failure of the Company's OEM partners and network integrators to effectively market the Company's products internationally or the loss of any of these resellers could have a material adverse effect on the Company's business, operating results and financial condition. A number of additional risks are inherent in international operations. The Company's international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in international markets. International sales may also be limited or disrupted by the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, currency exchange fluctuations, political instability, trade restrictions and changes in tariffs. The Company's operating results could also be adversely affected by seasonality of international sales, with industry sales typically being lower in Asia in the first calendar quarter and in Europe in the third calendar quarter. These international factors could have a material adverse effect on future sales of the Company's products to international end-users and, consequently, the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

  Market for Network Switches; General Economic Conditions. Demand for the Company's products depends in large part on overall demand for network switching products, which may in the future fluctuate significantly based on numerous factors, including adoption of alternative technologies, capital spending levels and general economic conditions. While certain analysts believe that there is a significant market for network switches, there can be no assurance as to the rate or extent of the growth of this market. There can be no assurance that the Company will not experience a decline in demand for its products, which would have a material adverse effect on the Company's business, operating results and financial condition.

  Need for Additional Capital. The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company believes that the net proceeds of this offering, together with its existing cash balances and line of credit and cash flow expected to be generated from future operations, will be sufficient to meet the Company's capital requirements through at least the end of 1996, although the Company could be required, or could elect, to seek to raise additional capital during 1996. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Regulatory Matters. The Company's products must meet industry standards and receive certification for connection to certain public telecommunications networks prior to their sale. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. Although the Company's products have not been denied any regulatory approvals or certifications to date, any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background."

  Control by Officers, Directors and Existing 5% Shareholders. Following this offering, the Company's executive officers and directors, together with entities affiliated with such individuals, and other holders of 5% or more of the Company's outstanding capital stock (prior to the offering) will beneficially own approximately 49.8% of the Company's Common Stock (approximately 48.7% if the Underwriters' over-allotment option is exercised in full). Accordingly, these shareholders may be able to elect a majority of the Company's directors, may retain sufficient voting power to approve matters requiring shareholder approval and will continue to have significant influence over the affairs of the Company. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

  Anti-Takeover Provisions. Certain provisions of the Company's charter documents, including provisions eliminating the ability of shareholders to take action by written consent and limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. In addition, effective upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Corporations Code (the "California Code"), the Company's charter documents will eliminate cumulative voting and provide that the Company's Board of Directors will be divided into two classes, each of which serves for a staggered two-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the shareholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock. See "Description of Capital Stock--California Anti-Takeover Effects" and "Management--Stock Plans."

  Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements entered into in connection with the Company's initial public offering under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares prior to September 8, 1996 without the prior written consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of March 31, 1996, the following shares of Common Stock will be eligible for future sale in the public market. On the date of this Prospectus, 8,330,000 shares, including the 3,500,000 shares offered hereby and 4,830,000 shares sold in the Company's initial public offering on March 11, 1996, will be eligible for sale. 575,399 shares will be eligible for sale in the public market beginning on June 10, 1996. Beginning on September 8, 1996, an additional 24,689,289 shares will become eligible for sale in the public market upon expiration of lock-up agreements, subject to compliance with the provisions of Rule 144 adopted under the Securities Act. In addition, at various times after September 8, 1996, an additional 4,234,495 shares will become eligible for sale in the public market upon expiration of their respective two-year holding periods, subject to certain volume and resale restrictions set forth in Rule 144. Alcatel Data Networks has agreed not to sell or otherwise dispose of its 2,814,244 shares until March 11, 1997, without the prior written consent of Morgan Stanley & Co. Incorporated, except pursuant to the exercise of its piggyback registration rights. As of March 31, 1996, 334,950 shares subject to vested stock options were eligible for sale immediately upon exercise and an additional 6,476,350 shares would become eligible for sale at various times after September 8, 1996, subject to vesting provisions. Following this offering and expiration of the lock-up agreements, the holders of 21,954,401 shares will have certain rights to require the Company to register those shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale," "Description of Capital Stock" and "Underwriters."

  Possible Volatility of Stock Price. The market price of the shares of Common Stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcement of technological innovations or new product introductions by the Company or its competitors, changes of estimates of the Company's future operating results by securities analysts, developments with respect to copyrights or proprietary rights, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the Common Stocks of technology companies. These broad market fluctuations may adversely effect the market price of the Company's Common Stock. See "Underwriters."

                                  THE COMPANY

  Xylan Corporation is a leading provider of high-bandwidth switching systems that enhance the performance of existing local area networks ("LANs") and facilitate migration to next-generation networking technologies such as asynchronous transfer mode ("ATM"). The Company's switching technologies address the need for additional bandwidth in current networks brought about by the emergence of graphical applications, continued growth in network size, and increasing demands of high-performance personal computers and workstations. Xylan seeks to offer a family of network switching products that exceed competitive products in features, flexibility and price/performance.

  Networking technologies have evolved over the last several decades in response to changes in the ways organizations use computers. As personal computers proliferated, local area network technologies such as Ethernet and token ring were widely implemented to connect these workstations to shared resources. Intelligent hubs emerged as a reliable and structured method of connecting workstations into LANs. As the networks continued to grow, a single Ethernet or token ring LAN could not accommodate the proliferation of data, making it necessary to divide the network into separate domains. Hub- and router-based networks have become the most widely used "shared-media" network environments. Currently, shared-media LANs are facing performance degradation due to the continued growth in the size of networks and increasing demands of high-performance personal computers and workstations. The increasing bandwidth requirements are also being driven by the emergence of graphical applications, such as document image processing, desktop video, medical imaging, modeling and simulation and the World Wide Web. To address these issues, a new generation of "switched-media" technologies, including LAN switching, ATM switching and virtual LANs, has emerged to enable organizations to increase the throughput of today's networks, simplify network management, and provide a migration path to next generation high-speed switched networks.

  Xylan has focused on the high end of the LAN and ATM switch markets. Xylan's product architecture currently combines LAN switching, virtual LANs and routing in a single product. The Company's switches are based on a distributed, modular, multiprocessor architecture, which allows switching performance to increase in linear proportion to the number of ports. The Company's products support all popular LAN types with "any-to-any" medium access control layer ("MAC-layer") translation, and allow the use of LAN switches in place of shared-media hubs. Xylan's AutoTracker product supports flexible virtual LANs and simplifies network management. The Company is also developing ATM switching technology and application specific integrated circuits ("ASICs") for integration into its product line. The Company offers products that provide modularity, redundancy, high port count, routing capabilities and extensive interfaces.

  The Company intends to achieve broad global distribution through the combination of OEM partners and network integrators supported by a direct sales force. Xylan has established strategic OEM partnerships with leading communications and networking companies, including Alcatel N.V., Digital Equipment Corporation, Hitachi Computer Products (America), Inc. and Network Systems Corporation, that have significant customer relationships already in place and provide such customers with worldwide service and support. The Company believes that this strategy has allowed it to more quickly penetrate the LAN and ATM switch markets and to reduce the expenses of product introduction, marketing and support. Xylan is pursuing direct sales to organizations in the United States with large networking requirements, focusing on early adopters of new technologies and the government. The Company's products have been deployed by a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance/insurance industries to educational institutions and the federal government. End users of the Company's products include Fujitsu Ltd., MCI Telecommunications Corp., Mitsubishi Semiconductor America, Inc., Samsung Electronics, UCLA and the U.S. Department of the Air Force. None of these end users accounted for a material portion of the Company's revenue in 1995 or the first quarter of 1996 and certain of these end users are customers of the Company's OEM partners and network integrators.

  The Company was incorporated in California in July 1993. The Company's principal executive offices are located at 26679 West Agoura Road, Calabasas, California 91302, and its telephone number is (818) 880-3500. The Company maintains a World Wide Web site at http://www.xylan.com.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 400,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $25.4 million ($59.3 million if the Underwriters' over-allotment option is exercised in full), based on an assumed offering price of $67 3/4 and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, including working capital, primarily to finance higher levels of inventories and accounts receivable. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no current plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing securities.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its capital stock since inception and does not expect to pay cash dividends on its Common Stock in the foreseeable future. In addition, the Company's existing bank line of credit currently prohibits the payment of cash dividends on its capital stock without the bank's consent. See Note 3 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol "XYLN." The Company commenced its initial public offering of Common Stock on March 11, 1996 at a price of $26 per share. The following table sets forth for the periods indicated during 1996 the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq National Market.

                                                                  HIGH     LOW
                                                                 ------- -------
      First Quarter (from March 12, 1996)....................... $58 3/8 $51 1/4
      Second Quarter (through May 10, 1996).....................  70 1/2  52 1/2

  On May 10, 1996, the last sale price of the Company's Common Stock as reported by the Nasdaq National Market was $67 3/4 per share. As of March 31, 1996, there were approximately 160 holders of record of 40,243,427 shares of outstanding Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale of 400,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $67 3/4 and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                                         MARCH 31, 1996
                                                      ---------------------
                                                       ACTUAL   AS ADJUSTED
                                                      --------  -----------
                                                           (IN THOUSANDS,
                                                         EXCEPT SHARE DATA)
                                                          (UNAUDITED)
Capital lease obligations, long-term (1)............. $    423   $    423
Shareholders' equity:
 Preferred Stock, $.001 par value, 5,000,000 shares
  authorized, no
  shares issued and outstanding actual and as
  adjusted...........................................      --         --
 Common Stock, $.001 par value, 200,000,000 shares
  authorized; 40,243,427 shares issued and
  outstanding actual, 40,643,427 shares issued and
  outstanding as adjusted (2)........................       40         41
 Additional paid-in capital..........................  119,839    145,219
 Unearned compensation...............................   (2,125)    (2,125)
 Accumulated deficit.................................  (11,363)   (11,363)
                                                      --------   --------
  Net shareholders' equity...........................  106,391    131,772
                                                      --------   --------
   Total capitalization.............................. $106,814   $132,195
                                                      ========   ========

- --------
(1) See Note 4 of Notes to Consolidated Financial Statements.
(2) Common Stock issued and outstanding does not include (i) 6,811,300 shares issuable at a weighted average exercise price of $3.11 per share upon exercise of stock options outstanding as of March 31, 1996 or
    (ii) 5,159,674 shares reserved for issuance pursuant to the Company's stock plans. See "Management--Stock and Other Plans" and Notes 6 and 11 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Prospectus. The consolidated statements of operations data for the period ended December 31, 1993 and for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Prospectus, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated statements of operations data for the five quarters ended March 31, 1996 are derived from unaudited consolidated financial statements of the Company, which in the opinion of management reflect all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The historical results are not necessarily indicative of results to be expected for any future period.


                                           YEAR ENDED                    THREE MONTHS ENDED
                            PERIOD ENDED  DECEMBER 31,     -------------------------------------------------
                            DECEMBER 31, ----------------  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31,
                                1993      1994     1995      1995      1995      1995      1995      1996
                            ------------ -------  -------  --------- --------  --------- --------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenue...................     $  --     $   443  $29,662   $ 1,397  $ 4,503    $ 8,240  $15,522    $23,392
Cost of revenue...........        --         327   15,418       961    2,659      4,386    7,412     10,823
                               ------    -------  -------   -------  -------    -------  -------    -------
 Gross profit.............        --         116   14,244       436    1,844      3,854    8,110     12,569
                               ------    -------  -------   -------  -------    -------  -------    -------
Operating expenses:
 Research and development.        343      2,404    7,154     1,039    1,646      2,040    2,429      3,194
 Sales and marketing......        --         695   13,011     2,088    3,336      3,779    3,808      5,800
 General and
  administrative..........        188      1,168    3,593       350      605      1,216    1,422        989
                               ------    -------  -------   -------  -------    -------  -------    -------
  Total operating
   expenses...............        531      4,267   23,758     3,477    5,587      7,035    7,659      9,983
                               ------    -------  -------   -------  -------    -------  -------    -------
Operating income (loss)...       (531)    (4,151)  (9,514)   (3,041)  (3,743)    (3,181)     451      2,586
Interest income (expense),
 net......................          9         68       73        71       30        (14)     (14)       177
                               ------    -------  -------   -------  -------    -------  -------    -------
Net income (loss) before
 income taxes.............       (522)    (4,083)  (9,441)   (2,970)  (3,713)    (3,195)     437      2,763
Income tax expense........        --         --       --        --       --         --       --          80
                               ------    -------  -------   -------  -------    -------  -------    -------
Net income (loss).........     $ (522)   $(4,083) $(9,441)  $(2,970) $(3,713)   $(3,195) $   437    $ 2,683
                               ======    =======  =======   =======  =======    =======  =======    =======
Net income (loss) per
 share (1)................     $(0.02)   $ (0.19) $ (0.45)  $ (0.14) $ (0.18)   $ (0.15) $  0.01    $  0.06
                               ======    =======  =======   =======  =======    =======  =======    =======
Shares used in per share
 computation (1) .........     21,067     21,109   21,151    21,151   21,151     21,151   43,096     43,957
                               ======    =======  =======   =======  =======    =======  =======    =======

                                            DECEMBER 31,         MARCH 31,
                                        --------------------- ------------
                                         1993   1994   1995     1996
                                        ------ ------ ------- --------
                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments........................... $1,306 $4,584 $ 6,034 $ 81,652
Working capital........................  1,216  4,186  11,130   92,393
Total assets...........................  1,411  6,613  27,248  122,246
Capital lease obligations, long-term...    --     239     509      423
Net shareholders' equity...............  1,269  5,367  16,105  106,391

- --------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute net income (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains trend analysis and other forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus, particularly under "Risk Factors."

OVERVIEW

  Since its incorporation in July 1993, Xylan has focused on the development, marketing and sale of high-bandwidth switching systems that enhance the performance of existing LANs and facilitate migration to next generation networking technologies such as ATM. During 1994, the Company incurred operating expenses of $4.3 million and an operating loss of $4.2 million as it invested in the development of its initial LAN switching product, the formation of its sales and marketing organization and the establishment of its distribution networks. In 1994, the Company also conducted an ancillary network integration business, which generated revenue of $443,000. Subsequent to December 31, 1994, the Company generated no revenue from this ancillary network integration business.

  The Company began commercial shipments of its initial OmniSwitch products in January 1995. Since then, revenue has increased significantly on a quarterly basis to an aggregate of $29.7 million in 1995 and $23.4 million for the quarter ended March 31, 1996, reflecting substantial growth of the LAN switch market, continued introduction by the Company of additional features and enhancements to its OmniSwitch product family and the introduction of the PizzaSwitch in March 1996, all of which expanded the portion of the market addressed by Xylan's products, market acceptance of the Company's LAN switching products, and investment in sales and marketing efforts, including significant expansion of the Company's domestic and international product distribution network. During 1995, the Company incurred operating expenses of $23.8 million, resulting in a net loss of $9.4 million. The Company first achieved profitability in the fourth quarter of 1995. The Company markets its products worldwide through OEM partners, network integrators and its own direct sales force.

  The following table sets forth the Company's revenue by sales channel and geographic region as a percentage of total revenue for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996 and the year ended December 31, 1995.

                                          THREE MONTHS ENDED
                                   --------------------------------  YEAR ENDED
                                   MARCH 31, DECEMBER 31, MARCH 31, DECEMBER 31,
                                     1995        1995       1996        1995
    CHANNEL                        --------- ------------ --------- ------------
   OEM............................     25%        71%         42%        60%
   Network Integrator.............     69         27          56         33
   Direct Sales...................      6          2           2          7
    REGION(1)
   North America..................     45%        46%         33%        51%
   International..................     55         54          67         49

  --------

  (1) These percentages may understate sales of the Company's products to international end users because certain of the Company's U.S.-based OEM partners sell the Company's products abroad.

  The Company intends to continue to significantly increase its investments in research and development, sales and marketing and related infrastructure. Any such increases will be highly dependent on factors including the continued growth of the Company's revenues and the rate thereof, success in hiring the appropriate personnel and market acceptance of the Company's products. Due to the anticipated increases in the Company's operating expenses, the Company's operating results will be materially and adversely affected if revenue does not increase. Xylan's limited operating history makes the prediction of future annual or quarterly operating results difficult or impossible. Although the Company has experienced revenue growth in all quarters since revenue was first recognized, such growth rates will not be sustainable and are not indicative of future operating results. There can be no assurance that the Company will sustain profitability.

  As described above, in 1993, the Company commenced operations and was primarily engaged in the development of systems and operations and initial research and development for the Company's products, whereas in 1994, the Company was primarily engaged in the research, development and testing of its products and conducted an ancillary network integration business. In 1995, the Company began commercial sales of its products and devoted attention to adding additional features and functionality to such products. Because of the Company's significantly different levels of operations during these periods, year-to-year comparisons are not meaningful. The following discussion summarizes the Company's quarterly results of operations in 1995 and the first quarter of 1996. Where more than one factor affecting a change in an item is discussed, the Company has attempted, but has been unable, to quantify the relative contribution of each factor due to the unsophisticated nature of the Company's financial and management information systems during most of 1995, which severely limited the Company's ability at that time to allocate reliably dollar amounts among different factors. However, the Company believes that it has placed such factors in their relative order of importance.

QUARTERLY RESULTS OF OPERATIONS

  The following tables present quarterly operating results for each of the four quarters of 1995 and the first quarter of 1996 and such data as a percentage of revenue for each quarter. This information is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                             THREE MONTHS ENDED
                                 ----------------------------------------------
                                            JUNE     SEPT.    DEC.
                                 MARCH 31,   30,      30,      31,    MARCH 31,
                                   1995     1995     1995     1995      1996
                                 --------- -------  -------  -------  ---------
                                               (IN THOUSANDS)
Revenue.........................  $ 1,397  $ 4,503  $ 8,240  $15,522   $23,392
Cost of revenue.................      961    2,659    4,386    7,412    10,823
                                  -------  -------  -------  -------   -------
 Gross profit...................      436    1,844    3,854    8,110    12,569
                                  -------  -------  -------  -------   -------
Operating expenses:
 Research and development.......    1,039    1,646    2,040    2,429     3,194
 Sales and marketing............    2,088    3,336    3,779    3,808     5,800
 General and administrative.....      350      605    1,216    1,422       989
                                  -------  -------  -------  -------   -------
  Total operating expenses......    3,477    5,587    7,035    7,659     9,983
                                  -------  -------  -------  -------   -------
Operating income (loss).........   (3,041)  (3,743)  (3,181)     451     2,586
Interest income (expense), net..       71       30      (14)     (14)      177
                                  -------  -------  -------  -------   -------
Net income (loss) before income
 taxes..........................   (2,970)  (3,713)  (3,195)     437     2,763
Income tax expense..............      --       --       --       --         80
                                  -------  -------  -------  -------   -------
Net income (loss)...............  $(2,970) $(3,713) $(3,195) $   437   $ 2,683
                                  =======  =======  =======  =======   =======

                                           AS A PERCENTAGE OF REVENUE
                                 -------------------------------------------------
                                 MARCH 31,  JUNE 30,  SEPT. 30, DEC. 31, MARCH 31,
                                   1995       1995      1995      1995     1996
                                 ---------  --------  --------- -------- ---------
Revenue........................    100.0%    100.0%     100.0%   100.0%    100.0%
Cost of revenue................     68.8      59.0       53.2     47.8      46.3
                                  ------     -----      -----    -----     -----
 Gross margin..................     31.2      41.0       46.8     52.2      53.7
                                  ------     -----      -----    -----     -----
Operating expenses:
 Research and development......     74.4      36.6       24.7     15.6      13.7
 Sales and marketing...........    149.5      74.1       45.9     24.5      24.8
 General and administrative....     25.1      13.4       14.8      9.2       4.2
                                  ------     -----      -----    -----     -----
  Total operating expenses.....    249.0     124.1       85.4     49.3      42.7
                                  ------     -----      -----    -----     -----
Operating income (loss)........   (217.8)    (83.1)     (38.6)     2.9      11.0
Interest income (expense), net.      5.1       0.7       (0.2)    (0.1)      0.8
                                  ------     -----      -----    -----     -----
Net income (loss) before income
 taxes.........................   (212.7)    (82.4)     (38.8)     2.8      11.8
Income tax expense.............      --        --         --       --        0.3
                                  ------     -----      -----    -----     -----
Net income (loss)..............   (212.7)%   (82.4)%    (38.8)%    2.8%     11.5%
                                  ======     =====      =====    =====     =====

THREE MONTHS ENDED MARCH 31, 1995, DECEMBER 31, 1995 AND MARCH 31, 1996

  Revenue

  Revenue for the quarter ended March 31, 1995, the first quarter in which products were shipped, was $1.4 million. Revenue for the quarter ended December 31, 1995 was $15.5 million and increased 51% to $23.4 million for the quarter ended March 31, 1996. The increase in revenue was due to a number of factors, including substantial growth of the LAN switching market, continued introduction by the Company of additional features and functions to its OmniSwitch product family and the introduction of the PizzaSwitch product family in March 1996, significant shipments to end users in Japan, market acceptance of the Company's LAN switching products, and the Company's investment in sales and marketing efforts. The relative contribution of most of these factors cannot be quantified, and future changes in an individual factor therefore cannot be used to predict future revenue growth. While the Company has achieved quarter-to-quarter revenue growth in previous quarters, the Company does not expect to sustain this rate of sequential quarterly revenue growth in future periods.

  For the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, the Company's three largest customers in each quarter accounted for 42%, 58% and 59%, respectively, of revenue. Of the three largest customers in the first quarter of 1996, one customer, a network integrator in Japan, accounted for in excess of 30% of revenue. The Company anticipates that this customer will not constitute a similar proportion of the Company's revenue in future periods. Sales to customers outside of North America accounted for approximately 55%, 54% and 67%, of the Company's revenue in the quarters ended March 31, 1995, December 31, 1995, and March 31, 1996, respectively. However, these percentages may understate sales of the Company's products to international end users because certain of the Company's U.S.-based OEM partners sell the Company's products abroad.

  Gross Profit

  Gross margins were approximately 31%, 52% and 54% for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. The lower gross margins in the first quarter of 1995 resulted from allocating fixed costs over a smaller revenue base, costs associated with tooling charges and smaller lot sizes during the early months of the Company's initial product introduction. The increase from the fourth quarter of 1995 to the first quarter of 1996 resulted primarily from increased sales to network integrators, relative to sales to the Company's OEMs that are typically made at lower margins. This increase was partially offset by lower margins from PizzaSwitch product sales.

  The Company's gross margins in the future will be affected by a number of factors, including product mix, competitive market pricing and discount levels, manufacturing volumes and fluctuations in component costs. After initial product introduction, the Company's strategy is to seek to reduce component costs, particularly by integrating newly-developed ASICs into such products. In addition, the timing and execution of new product introductions may impact gross margins and result in excess or obsolete inventories. The Company's gross margins may also fluctuate due to the mix of distribution channels employed. The Company expects to realize higher gross margins on direct sales than on sales through its OEM partners and network integrators. Although gross margins may vary from quarter to quarter, the Company does not anticipate improvements in gross margins during the remainder of 1996.

  Research and Development Expenses

  Research and development expenses were $1.0 million, $2.4 million and $3.2 million for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. This represents an increase of 220% from the first quarter of 1995 to the first quarter of 1996, and an increase of 33% from the fourth quarter of 1995 to the first quarter of 1996. These increases were primarily due to a significant increase in the number of development personnel, additional product development expenses incurred in connection with ongoing development of new products and enhancements to the OmniSwitch and PizzaSwitch product family as well as significant prototyping and tooling costs related to the final development and test phases of new products. From December 31, 1995 to March 31, 1996, the number of development personnel increased by approximately 22%.

  As a percentage of revenue, research and development expenses were 74%, 16% and 14% for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. This decline was due to the significant increases in revenue.

  The market for the Company's products is characterized by frequent new product introductions and rapidly changing technology and industry standards, any of which can render Xylan's existing products obsolete. As a result, the Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. Accordingly, the Company expects to continue to make substantial investments in research and development and anticipates that research and development expenses will continue to increase in 1996 in absolute dollars.

  Sales and Marketing Expenses

  Sales and marketing expenses were $2.1 million, $3.8 million and $5.8 million for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. This represents an increase of 176% from the first quarter of 1995 to the first quarter of 1996, and an increase of 53% from the fourth quarter of 1995 to the first quarter of 1996. These increases were primarily due to expenses related to the addition of direct sales personnel throughout the United States, Europe and Asia, increased commission expenses resulting from higher sales, and advertising and promotional campaigns in support of the Company's direct and network integrator channels. The Company incurred additional sales and marketing expenses in connection with the launch of the PizzaSwitch, the introduction of additional features and enhancements to the OmniSwitch product family and demonstration equipment used for customer trials. From December 31, 1995 to March 31, 1996, the number of sales and marketing personnel increased by approximately 25%.

  As a percentage of revenue, sales and marketing expenses were 150%, 25% and 25% for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. The decline was due to the significant increases in revenue.

  As the Company continues to expand its direct sales force, adding personnel and offices worldwide, and to introduce new products and enhancements to its existing products, it expects that sales and marketing expenses will continue to increase in 1996 in absolute dollars.

  General and Administrative Expenses

  General and administrative expenses were $350,000, $1.4 million and $1.0 million for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. The increase in the first quarter of 1995 to the first quarter of 1996 primarily reflects the addition of personnel and systems to support the growth of Xylan's business. The decrease from the fourth quarter of 1995 to the first quarter of 1996 is primarily due to a reduction in legal expenses associated with the Ascom Timeplex litigation, and relocation costs and severance payments for certain employees that were incurred in the quarter ended December 31, 1995.

  As a percentage of revenue, general and administrative expenses were 25%, 9% and 4% for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. These declines were due to the significant increases in revenue.

  As the Company continues to expand its direct sales force, add personnel and offices worldwide, and introduce new products and enhancements to its existing products, it expects that general and administrative expenses will continue to increase in 1996 in absolute dollars.

  Interest Income (Expense)

  Interest income (expense), net was $71,000, $(14,000) and $177,000 for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. The increase in the first quarter of 1996 over the prior quarters is primarily the result of interest income earned on the net proceeds of $87.4 million from the Company's initial public offering.

  Provision for Income Taxes

  The Company's provision for income taxes for the quarter ended March 31, 1996 was 3% of pretax income, reflecting the use of net operating loss carryforwards. For the remainder of 1996, the Company expects to continue to record a 3% provision for income taxes, although such percentage may vary depending on several factors, including tax benefits associated with the disqualifying disposition of shares acquired under incentive stock options, the availability of research and development tax credits and the international component of the Company's business. As of December 31, 1995, the Company had available net operating loss carryforwards for federal and state tax purposes of approximately $12.4 million and $6.2 million, respectively, to offset future United States tax obligations. See Note 7 of Notes to Consolidated Financial Statements.

FOUR QUARTERS ENDED DECEMBER 31, 1995

  Revenue

  The Company's revenue increased by 222%, 83% and 88% from the first to second, second to third and third to fourth quarter, respectively, of fiscal 1995. The increase in revenues was due to a number of factors, including substantial growth of the LAN switching market, continued introduction by the Company of additional features and enhancements to its OmniSwitch product family, which expanded the portion of the market addressed by Xylan's products, market acceptance of the Company's LAN switching products, and the Company's investment in sales and marketing efforts. The large percentage increases are due primarily to the relatively small dollar value of revenue in each period, which magnifies absolute dollar changes in revenue from period to period. The relative contribution of each of these factors cannot be quantified, so future changes in a factor cannot be used to predict future revenue growth. While the Company achieved quarter-to-quarter revenue growth averaging 85% in the third and fourth quarters of fiscal 1995, the Company does not expect to sustain this rate of sequential quarterly revenue growth in future periods.

  Gross Profit

  Gross margins increased in 1995 by 323% from the first to second quarter, 109% from the second to third quarter, and 110% from the third to fourth quarter. The increases were primarily due to decreased unit manufacturing costs resulting from higher volumes. The Company's gross margins in the future will be affected by a number of factors, including competitive market pricing and discount levels, manufacturing volumes and fluctuations in component costs. The large percentage increase in all quarters is due primarily to the small dollar value of gross profit in each period, particularly the percentage increase arising from $436,000 of gross profit in the first quarter to $1.8 million in the second quarter. The percentage increases from the second to third and third to fourth quarters correlate with revenue increases in those periods. The Company's future gross margins will also be affected by the mix of product features and configurations sold in a period. In addition, timing and execution of the introduction of new products, which may have different gross margins, can cause product transitions, resulting in excess or obsolete inventories. After initial introduction of a product, the Company's strategy is to seek to reduce component costs, particularly by integrating newly-developed ASICs into such products. The Company's gross margins may also fluctuate due to the mix of distribution channels employed. The Company generally realizes a higher gross margin on direct sales than on sales through its OEM partners and network integrators.

  Research and Development Expenses

  Research and development expenses increased during each quarter of 1995 by 58%, from the first to second quarter, 24% from the second to third quarter, and 19% from the third to fourth quarter. These increases were primarily due to a significant increase in the number of development personnel and additional product development expenses incurred in connection with ongoing development of new products and enhancements to the OmniSwitch product family. As shown in the table, research and development expenses as a percentage of revenue declined substantially in each quarter of 1995 due to the significant quarter-to-quarter increases in revenue. The Company expenses research and development costs as incurred. The Company's research and development expenditures totaled $343,000, $2.4 million and $7.1 million for the period from inception to December 31, 1993 and for the fiscal years ended December 31, 1994 and 1995, respectively. The market for the Company's products is characterized by frequent new product introductions and rapidly changing technology and industry standards, any of which can render Xylan's existing products obsolete. As a result, the Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards.

  Sales and Marketing Expenses

  Sales and marketing expenses increased by 60% from the first to second quarter of 1995, and by 13% from the second to third quarter. The increase from the third to fourth quarter was nominal. The increases in the first three quarters were primarily due to expenses related to the Company's initial product launch, the addition of direct sales personnel throughout the United States, Europe and Asia and increased commission expenses resulting from higher sales. The introduction of additional features and enhancements to the OmniSwitch product family in 1995, and related expenditures for demonstration equipment used for customer trials and promotional activities, resulted in fluctuations in quarterly sales and marketing expenses, particularly the substantial increase in such expenses in the third quarter of 1995. In addition, the quarterly results reflect the impact of an aggregate adjustment of approximately $2 million relating to a change in the Company's method of accounting for demonstration units to expense the cost of such units which had previously been capitalized. This adjustment resulted in an increase in sales and marketing expense, allocated among quarters based on the quarter in which demonstration units were shipped. This adjustment is not expected to impact the Company's future financial results.

  General and Administrative Expenses

  General and administrative expenses increased by 73% from the first to second quarter of 1995, by 101% from the second to third quarter and by 17% from the third to fourth quarter, reflecting hiring of administrative personnel to support the growth of Xylan's business and costs related to enhancing the Company's financial and management information systems. In addition, beginning in the third quarter of 1995, general and administrative expenses were substantially increased by spending associated with the Ascom Timeplex litigation. During 1995 the Company recorded for financial statement presentation purposes unearned compensation of $941,000 for the difference between the grant price and the deemed fair market value in connection with certain Common Stock options granted during 1995, which will be recorded as compensation expense ratably over the five-year vesting period for each option. During 1995 the Company recorded $54,000 of such compensation expense. In addition, in connection with certain Common Stock options granted during the three months ended March 31, 1996 for financial statement presentation purposes the Company has recorded additional unearned compensation of $1,395,000 for the difference between the grant price and the deemed fair market value, which, beginning in 1996, will be recorded as compensation expense ratably over the five-year vesting period for each option. Future compensation expense will be allocated, based on each such optionee's function, to research and development, sales and marketing and general and administrative expenses.

  Interest Income (Expense)

  Interest income (expense) fluctuated on a quarter-to-quarter basis during 1995, primarily depending upon the level of the Company's cash balances and the funding required for daily operations.

  Provision for Income Taxes

  As a result of net operating losses, no provision for income taxes was recorded for 1995.

FACTORS AFFECTING FUTURE RESULTS

  The Company's revenue and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including (i) the timing and amount of significant orders from the Company's OEM partners and network integrators, (ii) the Company's success in developing, introducing and shipping product enhancements and new products, (iii) the ability to obtain sufficient supplies of sole or limited source components for the Company's products, (iv) the ability to attain and maintain production volumes and quality levels for its products, (v) the mix of distribution channels and products, (vi) new product introductions by the Company's competitors, (vii) pricing actions by the Company or its competitors, (viii) changes in material costs and (ix) general economic conditions. The Company's revenue in any period is highly dependent upon the sales efforts and success of Xylan's OEM partners and network integrators, which are not within the control of the Company. The Company generally realizes a higher gross margin on direct sales than on sales through its OEM partners and network integrators. Accordingly, if the Company's OEM partners and network integrators were to account for an increased portion of the Company's revenue, gross margins would decline. Any decline in sales to OEM partners and network integrators, or the loss of any of the Company's OEM partners or network integrators could have a material adverse effect on the Company's business, operating results and financial condition. In addition, new products may have different gross margins than existing products. In particular, the Company's PizzaSwitch product, which became commercially available during the first quarter of 1996, currently has a lower gross margin than the OmniSwitch. A significant portion of the Company's expenses, such as rent, headcount and capital lease expenses, are relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for such shortfall. The Company's backlog at the beginning of each quarter typically is not sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the Company is dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, the Company's agreements with its customers typically provide that they may change delivery schedules and cancel orders within specified timeframes without significant penalty. The Company's industry is characterized by short product life cycles and declining prices of existing products, which requires continual improvement of manufacturing efficiencies and introduction of new products and enhancements to existing products to maintain gross margins. The Company intends to introduce a number of new products and product enhancements in 1996 and 1997, which will require that the Company rapidly achieve volume production by coordinating its efforts with those of its suppliers and contract manufacturers and the inability of the Company's contract manufacturers to provide the Company with adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in the Company's ability to fulfill customer orders, which in turn could cause the Company to fail to meet its revenue objectives for a particular period. Moreover, in response to competitive pressures or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's operating results. As a result of all of the foregoing, there can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis. In addition, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations and capital expenditures through the sale of Common and Preferred Stock, for aggregate proceeds of approximately $117 million, and capital lease and other debt financing. During 1995, cash utilized by operating activities was $14.3 million, compared to $4.0 million in 1994. The increase in cash utilized during 1995 reflected the increased working capital necessary to fund significantly expanded operations and the resulting inventory and accounts receivable. For the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996 cash utilized by operations was $4.1 million, $2.5 million and $2.0 million, respectively. The decrease in cash utilized from the fourth quarter of 1995 to the first quarter of 1996 is the result of the increase in net income partially offset by increased working capital necessary to fund the significantly expanded operations and the resulting inventories and accounts receivable.

  Capital expenditures aggregated $4.3 million in fiscal 1995 and $700,000, $1.6 million and $2.8 million for the quarters ended March 31, 1995, December 31, 1995 and March 31, 1996, respectively. The Company expects capital expenditures to increase to approximately $13 million in 1996. The Company does not anticipate material capital expenditures to be made for additional manufacturing space in 1996.

  The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of the Company's products. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

  The Company's principal source of liquidity as of March 31, 1996, consisted of $56.2 million in cash and cash equivalents, $25.5 million in short-term investments and a $7.5 million bank credit facility. The Company believes that existing cash and investment balances, the proceeds of this offering and cash flow expected to be generated from future operations, will be sufficient to meet the Company's requirements for at least the next 12 months.

NEWLY ADOPTED FINANCIAL ACCOUNTING STANDARDS

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement provides guidelines for recognition of impairment losses related to long-term assets. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements.

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"). This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company elected to continue to measure compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123. The adoption of this standard had no impact on the Company's consolidated financial statements.

                                   BUSINESS

  Xylan Corporation is a leading provider of high-bandwidth switching systems that enhance the performance of existing local area networks and facilitate migration to next generation networking technologies such as ATM. Current hub- and router-based networks are facing performance degradation due to the continued growth in the size of networks, increasing demands of high-performance personal computers and workstations, and emergence of graphical applications, such as document image processing, desktop video, medical imaging, modeling and simulation, and the World Wide Web. To address these issues, a new generation of "switched-media" technologies has emerged, including LAN switching, ATM switching and virtual LANs.

  Xylan offers the OmniSwitch and PizzaSwitch product families, which support all popular LAN types with "any-to-any" MAC-layer translation, and allow the use of LAN switches in place of shared-media hubs. The Company's switches are based on a distributed, modular, multiprocessor architecture that currently combines LAN switching, virtual LANs and routing in a single product and allows switching performance to increase in linear proportion to the number of ports. Xylan's AutoTracker product supports flexible virtual LANs and simplifies network management. The Company is also developing ATM switching technology and ASICs for integration into its product line.

  Xylan has strategic OEM partnerships with leading communications and networking companies, including Alcatel, Digital, Hitachi and Network Systems Corporation, that have significant customer relationships already in place. Xylan pursues direct sales to organizations in the United States with large networking requirements and employs network integrators to target customers worldwide. The Company's products have been deployed by a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance/insurance industries to educational institutions and the federal government. End users of the Company's products include Fujitsu Ltd., MCI Telecommunications Corp., Mitsubishi Semiconductor America, Inc., Samsung Electronics, UCLA and the U.S. Department of the Air Force. None of these end users accounted for a material portion of the Company's revenue in 1995 or the first quarter of 1996 and certain of these end users are customers of the Company's OEM partners and network integrators.

INDUSTRY BACKGROUND

  Networking technologies have evolved over the last several decades in response to changes in the ways organizations use computers. As shown on the chart below, approximately ten years ago a transition in networking technologies occurred in response to the increasing use of personal computers within organizations. As personal computers proliferated, local area network technologies such as Ethernet and token ring were widely implemented to connect these workstations to shared resources. Intelligent hubs emerged as a reliable and structured method of connecting workstations into LANs. As the networks continued to grow, a single Ethernet or token ring LAN could not accommodate the proliferation of data, making it necessary to divide the network into separate domains. The first devices used for this purpose were bridges; however, one limitation of bridges is that they indiscriminately broadcast some types of information throughout the entire network. The amount of this "broadcast traffic" increases as the network grows, and in a large network can create a heavy load on all workstations. To solve this problem, routers were developed to intercept broadcast traffic and forward that information "intelligently," minimizing the load on the network. As a result, hub- and router-based networks became the most widely used network environments.


                    MAINFRAME      MINICOMPUTER      SHARED-MEDIA           SWITCHED
                       ERA              ERA           NETWORK ERA          NETWORK ERA
                    1965-1975        1975-1985         1985-1995              1995-
- -----------------------------------------------------------------------------------------------------------------------------------
  COMPUTING        mainframes      minicomputers       personal             graphical
  PLATFORMS                                            computers          workstations

- -----------------------------------------------------------------------------------------------------------------------------------
  INFORMATION     textual data     textual data       program and        graphical data
  TRANSMITTED                                         data files

- -----------------------------------------------------------------------------------------------------------------------------------
  BANDWIDTH     shared, low-speed  dedicated, low-   shared, high-speed   dedicated, high-
  REQUIREMENTS      bandwidth     speed bandwidth      bandwidth          speed bandwidth
- -----------------------------------------------------------------------------------------------------------------------------------
  KEY               front end       statistical    intelligent hubs,    LAN switches and
  NETWORKING       processors,     multiplexers,  bridges and routers   ATM switches with
  TECHNOLOGIES     controllers       data PBXs                        routing functionality

  Currently, LANs are again facing performance degradation due to the continued growth in the size of networks and increasing demands of high-performance personal computers and workstations. The increasing bandwidth requirements are also being driven by the emergence of graphical applications, such as document image processing, desktop video, medical imaging, modeling and simulation, and the World Wide Web. A new generation of switching technologies is currently emerging to address these issues and migrate customers to next-generation networking systems.

  Shared-Media LANs

  Traditional LAN types, such as Ethernet, token ring, and Fiber Distributed Data Interface ("FDDI"), are often referred to as "shared-media" technologies because they require computers to take turns communicating on a single LAN. On these LANs, a computer can only send information when another computer is not doing so. This technology works well when workstations only need short, infrequent bursts of network access, such as the transfer of a file from a file server or to a network printer. As more workstations share a single LAN, demands for access to the network increase. As a result, individual users experience slower network response times.

  In a typical shared-media LAN, workstations and servers are connected to a hub, which functions as a single LAN. In order to improve network performance, larger networks are often divided into multiple LANs. Individual LANs, which are built using hubs, are connected to each other using routers which are the backbone of most present-day networks. Routers facilitate the flow of traffic between LANs by intercepting broadcast traffic and only forwarding the necessary traffic to its appropriate destination, minimizing the load on the network. Routers are relatively expensive, since intelligent control of network traffic requires complex software and high-performance hardware.

  In addition, as the number of LANs increases, a routed network becomes more difficult and costly to manage. A hub- and router-based network is based on physical LANs, where all workstations on a single physical Ethernet or token ring are assigned the same network address. Routers, by moving traffic between hubs using these addresses, require network administrators to change the network address of a workstation when it is relocated. This results in substantial work for network administrators when moves are common.

  New graphical applications have increased network loads enormously, which can overwhelm shared-media networks. Shared-media LANs require workstations and servers to contend for the total capacity or "bandwidth" of the network. As a result, the effective bandwidth available to each computer declines with the growth of the number of computers connected to the LAN and the volume of network traffic. Network users employing data-intensive applications also can "crowd out" other users who require less bandwidth.

  As illustrated below, graphical applications have accelerated the trend toward progressively higher network loads measured in million bits per second ("Mbps") throughput.

                            [GRAPHIC APPEARS HERE]

  LAN Switching

  Network administrators are increasingly using a new LAN technology based on switching to avoid the performance degradation experienced by users of shared-media LANs. In a network switch, each workstation and server has its own dedicated connection, so that they do not have to take turns transmitting over the LAN. Current LAN switches support some combination of existing LAN types, such as Ethernet, Fast Ethernet (100BaseT), token ring and FDDI. These switches increase the throughput of an existing LAN with minimal cost and disruption, because users do not have to change network interface cards, cabling or workstation software. As a result, LAN switches are starting to augment, and in some cases replace, hubs and routers. According to International Data Corporation, the market for LAN switches was $349 million in 1994 and is expected to grow from $1.25 billion in 1995 to $3.9 billion in 1999.

  Local area networks typically use one or more "wiring closets" on each floor of a building. Wiring runs from 30 to 150 workstations in each part of the building into a single closet where the hubs have been located. This closet is, accordingly, the logical place for the switches. Large networks need switches that share the characteristics of today's high-end hubs: support for a large number of ports, hot-swappable (exchangeable while the system is operational) input/output ("I/O") modules, redundant power and common logic. However, most current LAN switches only support a limited number of devices and lack other characteristics required for optimal use in wiring closets.

  Since large, complex networks generally use multiple LAN types, users need LAN switches that provide translation among a number of the more widely used protocols, which the Company refers to as "any-to-any" translation. This allows workstations using Ethernet and token ring to access servers and backbones using high-speed technologies, such as FDDI, 100BaseT and ATM. Routers can achieve this result, but a router's complexity slows down the data traffic.

  Many large organizations have built FDDI backbones over the last five years, and LAN switches need to be able to operate across these backbones. Many of these organizations are also expected to install ATM backbones, and LAN switches will need to be able to operate across these as well. Few current LAN switches support both FDDI and ATM backbones.

  ATM Switching

  Organizations generally employ multiple networks, each dedicated to a single traffic type, such as data, voice or video. In contrast, a single ATM network can support textual data, graphical data, voice and video. ATM cells can be transmitted more predictably than traditional, variable-length packets, and at much higher rates. However, most current workstations are equipped to support Ethernet, token ring or FDDI, rather than ATM. In addition, ATM workstation interface cards and ATM switches are still relatively expensive. As a result, ATM can be deployed more cost-effectively in LAN backbones and wide area networks ("WANs") where the cost of the ATM switch is amortized over a large number of workstations.

  Some LAN switches include ATM "uplinks" in which workstations are attached to the LAN switch and the LAN switch is in turn attached to the ATM-switched network acting as a campus backbone. Eventually, however, many customers will want to be able to connect their workstations directly to the ATM switches. Today few LAN switches can provide ATM switching capabilities, and those that can do so have relatively little ATM switching capacity. According to Vertical Systems Group, the market for ATM switches is expected to grow from approximately $160 million in 1995 to $950 million in 1998.

  Virtual LANs

  LAN switching makes it possible to use virtual LANs. With virtual LANs, network managers can organize users into domains in order to prevent broadcasts from overloading the network. Broadcast traffic is kept within a virtual LAN, which is connected to other virtual LANs by routing. Virtual LANs enable network managers to group users logically rather than based upon physical location within the network. In addition, virtual LANs can simplify network administration as users move around the campus.

  Effective virtual LANs must have the ability to:

  . sustain the high throughput of switched networks;
  . accommodate a variety of LAN types;
  . span both FDDI and ATM backbones;
  . allow virtual LANs to be defined flexibly by switch port, MAC address or network-layer address;
  . track workstations automatically when they are moved within a building or across a campus;
  . "look past" hubs to the workstations connected to them; and . provide easy configuration and management.

  The combination of LAN switching, ATM switching and virtual LANs enables organizations to increase the throughput of today's networks and simplify network management, while providing a migration path to next generation high-speed switched networks.

THE XYLAN SOLUTION

  Xylan was founded to provide high-bandwidth switching systems that enhance the performance of existing LANs and facilitate migration to next-generation networking technologies such as ATM. The Company's products accomplish these goals by providing "any-to-any" MAC-layer translation; supporting widely used LAN types such as Ethernet, token ring and FDDI; and enabling the customer to replace shared-media hubs with LAN switches. Xylan's AutoTracker product is designed to support powerful, flexible virtual LANs and to simplify network management.

  Xylan has designed its product architecture specifically to support LAN switching, ATM switching, virtual LANs and routing. The Company's switches are based on a distributed, modular, multiprocessor architecture. This architecture allows switching performance to increase in linear proportion to the number of ports, unlike many other switches based on a central switching engine, which generally cannot increase performance as ports are added. The Company's virtual LAN capability is integrated directly into its hardware architecture and controlled by distributed reduced instruction set computing ("RISC") processors and ASICs to achieve high throughput and flexibility. Xylan's products can both switch within virtual LANs and route between them. The Company has also developed a substantial number of LAN interface modules, enabling the customer to tailor the product to a particular application. The Company is developing multiple ASICs to increase system performance and reduce manufacturing costs, thereby enhancing price/performance of the Company's products.

COMPANY STRATEGY

  Xylan's objective is to facilitate the migration of computer networking to switched, dedicated-bandwidth, high-speed connections by providing a family of network switching products that exceed competitive offerings in features, flexibility and price/performance. The key elements of the Company's strategy are highlighted below:

  Invest to Establish Early Market Leadership

  Xylan's strategy has been and continues to be to establish a position as an early leader in the emerging market for LAN and ATM switching. The Company believes that early leadership translates into a better understanding of customer needs, the opportunity to optimize products to meet those needs, and the ability to maintain the reputation of a market leader as switching technology becomes more widely adopted. To date, Xylan has moved rapidly to build strong sales and marketing functions in order to establish early customer relationships. Xylan believes that evaluation purchases by a customer can lead to volume purchases from the Company as the customer implements switching solutions more broadly. Xylan intends to continue investing in its infrastructure in order to fully capitalize on the growth of the LAN and ATM switch markets.

  Maintain Technology Leadership

  Xylan was founded to design leading-edge switching technology. The Company has assembled a development team of 75 engineers at March 31, 1996 and invested heavily in design and simulation tools. Xylan believes that its current products offer a range of features and price/performance characteristics that exceed competitive offerings. The Company's goal is to combine, in a single switch, advanced LAN and ATM switching architectures, and to make extensive use of ASICs to reduce costs and increase performance.

  Focus on High-End LAN and ATM Switch Markets

  Xylan has focused on the high end of the LAN and ATM switch markets. The Company offers products that provide modularity, redundancy, high port count, routing capabilities and extensive interfaces. Xylan believes that continuing to incorporate high-end product features into its products will facilitate the Company's ability to sell to high-end customers, who tend to be early adopters of new technologies.

  Enhance Existing LANs and Facilitate Migration to High-Speed Networks

  Xylan's products increase the performance of a hub- and router-based network by adding switching technology to the network. The Company's products support all popular LAN types and provide any-to-any MAC-layer translation. In addition, the Company's virtual LAN capabilities make an existing network easier to manage. At the same time, the Company's products facilitate user migration to future high-speed networks such as ATM and 100BaseT, making these products long-term strategic networking solutions.

  Leverage Strategic Distribution Relationships

  Xylan has established strategic OEM relationships with leading communications and networking companies that have significant customer relationships already in place and provide such customers with worldwide service and support. The Company believes that this strategy has allowed it to more quickly penetrate the LAN and ATM switch markets and to reduce the expenses of product introduction, marketing and support.

  Expand Global Distribution Presence

  Xylan pursues both direct sales to large organizations in the United States, focusing on early adopters of new technologies and the government, and international sales, which broaden the market for the Company's products. The Company intends to continue to use a broad variety of global distribution channels to introduce and maintain the presence of its products in the market through the combination of OEM partners and network integrators supported by Xylan's direct sales force.

PRODUCTS AND TECHNOLOGY

  Xylan offers a family of products that are designed to serve as a complete switching system for a building or campus. The Company's OmniSwitch and PizzaSwitch products provide flexible high-end LAN switching, virtual LAN capability, high-speed routing and comprehensive network management capabilities. The Company's OmniVision software provides a graphical network management capability designed to be compatible with the users' network environment, and the Company believes that its AutoTracker capability facilitates virtual LAN configuration and management.

  OmniSwitch

  The OmniSwitch is a modular, chassis-based switch that provides high-performance switching within virtual LANs and routing between virtual LANs. The OmniSwitch supports a variety of LAN types, interconnecting Ethernet, token ring, FDDI and ATM with any-to-any MAC-layer protocol translation. The Company offers the OmniSwitch in both five-slot and nine-slot enclosures, which can be configured with a mix of LAN switching modules to meet a customer's specific needs. Both enclosures use the same hardware and software and provide redundant, load-sharing power supplies with separate AC inputs. The OmniSwitch is designed to be located in the customer's wiring closet. The list price for a fully configured OmniSwitch typically ranges from $15,000 to $85,000, depending on the configuration necessary to meet the needs of a specific customer.

  The Xylan OmniSwitch family of products is based on a distributed, modular, multiprocessor LAN switching architecture. This distributed architecture eliminates the traditional central switching engine, enabling data to move more quickly through the Company's switching modules. In addition, users can increase the processing capacity of an OmniSwitch by simply adding switching modules.

  The OmniSwitch serves as a platform for a broad array of switching modules. Each module not only performs I/O functions, but also acts as an independent switching engine, communicating directly with other modules in the OmniSwitch. To provide the power needed to combine high-speed switching with protocol translation, virtual LANs and routing, each module has five ASICs, two RISC processors, high-speed CAM (content-addressable memory), and dual-ported VRAM (video RAM). All data is switched in its native frame format and translated, when necessary, by the destination switching module, resulting in increased efficiency.


  PizzaSwitch

  The Company's PizzaSwitch product, which was introduced during the first quarter of 1996, is based on the same hardware architecture and incorporates the same switching and software capabilities as the OmniSwitch. Consequently, the PizzaSwitch has much more robust features and functionality than traditional small switches, making it suitable for a wide range of customers and applications. The PizzaSwitch is designed to be cost-effective in smaller configurations. The PizzaSwitch may be used alone in a small network or in combination with multiple OmniSwitch and PizzaSwitch devices in a larger network. While the OmniSwitch is fully modular, the PizzaSwitch combines twelve Ethernet ports with a small number of modular high-speed ports, which can be FDDI or ATM.

  Xylan's products currently offer the following LAN interfaces and switching capabilities:

                  LAN INTERFACES SUPPORTED BY XYLAN PRODUCTS

   ETHERNET        TOKEN RING*               FDDI                   ATM
  ----------  --------------------- ----------------------- -------------------
  . Ethernet  . Token ring over UTP . FDDI over multimode   . ATM OC-3 over
  10BaseT     . Token ring over STP   fiber (DAS and SAS)     multimode fiber
  . Ethernet
  10Base2
  . Ethernet  . Token ring over     . FDDI over single-mode . ATM OC-3 over
  10Base5       multimode fiber       fiber (DAS and SAS)     single mode fiber
  . Ethernet
  10BaseFL
                                    . FDDI over UTP
                                      (TP/PMD)

 *Not currently available in the PizzaSwitch product.



                   SWITCHING CAPABILITIES OF XYLAN PRODUCTS

 .Transparent bridging (802.1D)             .Low latency
                                            .Network-wide virtual LANs
 .Source route bridging
                                            .Virtual rings
 .Source route/transparent bridging
                                            .ATM LAN encapsulation (RFC 1483)
 .Optimized Device Switching
                                            .IP over ATM (RFC 1577)
 .Translations among all supported MAC-layer interfaces
                                            .Optimized trunking protocol
 .IP and IPX routing

  AutoTracker--Virtual LANs

  The OmniSwitch hardware and software architecture was designed to support flexible virtual LANs. The Company's AutoTracker capability allows a network manager to group devices logically, rather than physically, using policy-based management. Workstation movements can be automatically tracked for the network manager through the network. Virtual LAN processing is integrated into the OmniSwitch's hardware and software architecture in order to maintain switching performance. A virtual LAN supported by AutoTracker can include any combination of LAN types supported by the OmniSwitch. For example, a single virtual LAN could include Ethernet and token ring workstations as well as FDDI and ATM servers. Virtual LANs supported by AutoTracker can span multiple switches, across FDDI and/or ATM backbones. Any given workstation or server can belong to as many as 32 virtual LANs. AutoTracker also allows workstations attached to a single hub to be assigned to different virtual LANs.

  OmniVision--Network Management

  Xylan's OmniVision network management software operates within a customer's existing network management environment. It supports the OmniSwitch and PizzaSwitch with a graphical interface which operates on industry-standard applications for both Windows (Hewlett-Packard's OpenView) and UNIX (OpenView and SunSoft's SunNet Manager). Network managers can also control the OmniSwitch with an ASCII menu-driven interface.

  ATM Switching Technology

  Xylan is developing ATM switching technology and currently expects to make this technology commercially available in the second half of 1996. The Company intends to incorporate this ATM switching capability into the OmniSwitch, in combination with its existing LAN switching capability. The Company believes that a new ATM switching architecture, Distributed Input Buffering with Output Control, will allow both data-based and real-time traffic to be handled with minimal cell loss even under heavy loads. Video streams and other real-time traffic would also be supported.

PRODUCT DEVELOPMENT

  The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. Xylan intends to make substantial investments in product development and to participate in the development of industry standards. The Company monitors changing customer needs and works closely with its OEM partners, network integrators, end-user customers and market research organizations to track changes in the marketplace, including emerging industry standards and local area networking protocols.

  The Company's products are developed using a distributed architecture that allows multiple development teams to work in parallel. The Company believes that this accelerates the product development cycle and reduces the time to bring new products and features to market. Xylan intends to continue to use this approach to develop and introduce additional products and enhancements in the future.

  The Company is focusing development efforts on expanding the LAN interface and routing protocol capabilities of its products, supporting carrier services and additional industry standards, adding higher capacity platforms and expanding the Company's network management capabilities. In addition, Xylan has devoted and continues to devote significant resources to the design, simulation and fabrication of ASICs to reduce costs and increase the performance of its products. No assurances can be given that the Company will be able to introduce any or all of these products, or any future products, on a timely basis, if at all. Furthermore, there can be no assurance that the Company will be able to identify, develop, manufacture, market or support new products or enhancements to its existing products successfully or on a timely basis, that new Company products will gain market acceptance or that the Company will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards.

  The Company's research and development expenditures totaled $343,000, $2.4 million and $7.1 million for the period from inception to December 31, 1993 and for the fiscal years ended December 31, 1994 and 1995, respectively, and $3.2 million for the first quarter of 1996. At March 31, 1996, 82 full-time employees were engaged in research and product development. The Company performs its research and product development activities at its headquarters and in offices located in Irvine, California and Salt Lake City, Utah. The Company is seeking to hire additional skilled development engineers, who are currently in short supply. The Company's business, operating results and financial condition could be adversely affected if it encounters delays in hiring required engineers.

SALES AND MARKETING

  The Company's sales and marketing strategy is focused on three channels of distribution: worldwide OEM partners, network integrators in North America and overseas, and direct sales. In general, the Company's resale agreements with its OEM partners and network integrators are not exclusive and each of the Company's OEM partners and network integrators can cease marketing the Company's products at their option with limited notice and with little or no penalty. In addition, these agreements generally provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period and do not require minimum purchases. Certain of these agreements provide manufacturing rights and access to source code upon the occurrence of specified conditions or defaults.

  OEM Partners

  The Company has established OEM partnerships with leading communications and networking companies, including Alcatel, Digital, Hitachi and Network Systems Corporation. Aggregate sales to OEM partners accounted for approximately 60% and 42% of Xylan's revenue in 1995 and the first quarter of 1996, respectively. Sales to three of the Company's OEM partners, Hitachi, Digital and Alcatel, accounted for 17.6%, 17.2% and 10.5%, respectively, of revenue in 1995. Each of the Company's OEM partners resells the Company's products under its own name. Certain of them have also agreed to supply Xylan with technology to be incorporated into the OmniSwitch. Each of Xylan's OEM partners is a major network integrator, as well as a manufacturer. The Company believes that its OEM partnerships enhance its ability to penetrate large organizations because these resellers have long-term supplier relationships with these potential customers. Since OEM partners provide support to their customers, Xylan is also able to focus its support efforts on its direct customers, and on training and high-level backup support to OEM partners and network integrators. The Company's agreement with Alcatel limits the number of additional network integrators Xylan may appoint in certain European countries and restricts the Company's ability to sell directly to end users in such countries.

  Network Integrators

  The Company also currently sells its products through more than 70 network integrators worldwide. The Company's network integrators supplement the direct and OEM channels. Network integrators generally are responsible for system installation, technical support and follow-on services to customers in their respective territories. Network integrators accounted for approximately 33% and 56% of Xylan's revenue in 1995 and the first quarter of 1996, respectively. No individual network integrator accounted for more than 4% of the Company's revenue in 1995. During the first quarter of 1996, one of the Company's network integrators in Japan accounted for in excess of 30% of the Company's revenue for the quarter. However, the Company anticipates that this network integrator will not constitute a similar portion of the Company's revenue in future periods.

  Direct Sales in North America

  Xylan maintains a direct sales organization to focus on major account sales, promote the Company's products and ensure direct contact with the Company's current and potential customers. As of March 31, 1996, this sales organization in North America consisted of 44 persons. Xylan's sales organization also provides support to OEM partners and network integrators, assists end-user customers in addressing complex switching problems, and promotes the features and capabilities of the Company's products. In addition, the Company believes that direct sales helps the Company to monitor changing customer requirements.

  Xylan's International Sales Organization

  The Company has designed its products and established its marketing and sales channels to address the global market opportunities for LAN switching products. The Company's international sales are conducted primarily through its OEM partners and independent, territory-specific network integrators. The Company believes that there is a strong international market for its products. Sales to customers outside of North America accounted for approximately 49% and 67% of the Company's revenue in 1995 and the first quarter of 1996, respectively, with approximately 33% and 15% of 1995 revenue being attributable to sales to customers in Asia-Pacific and Europe, respectively. However, these percentages may understate sales of the Company's products to international end-users because certain of the Company's U.S.-based OEM partners market the Company's products abroad. Currently the Company has approximately 31 sales and marketing personnel operating out of 11 locations throughout Europe (France, Germany, the Netherlands, Sweden and the United Kingdom), South Africa and Asia-Pacific (Australia, China, Japan, Korea and Singapore). This international sales organization provides support to OEM partners and network integrators and promotes the features and capabilities of the Company's products.

  End Users

  The Company's products have been deployed by a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance/insurance industries to educational institutions and the federal government. The following organizations are representative end users of the Company's products.

  TELECOMMUNICATIONS                      MEDIA
   Bell Atlantic Corp.                    Canadian Broadcasting Corp.
   Bell-Northern Research Ltd.            General Instrument
   BellSouth Corp.                        North American Color
   Dacom Inc.                             R. R. Donnelley
   Intermedia Communications, Inc.        Time Warner

   MCI Telecommunications Corp.
   New Brunswick Telephone Company        FINANCE/INSURANCE
   Nippon Telephone and Telegraph Company Aetna

                                          Bank of Valletta
  MANUFACTURING                           Household Finance
   ABB Inc.                               Liberty Life Insurance Co.
   Bombardier Corp                        Scandinavian Bank of Switzerland
   Caterpillar Inc.                       VanCity
   Data General Corp.                     Volksbank
   Fujitsu Ltd.                           Western Surety

   Hyundai Heavy Industries
   Lockheed Martin Corp.                  EDUCATION
   Mitsubishi Semiconductor America, Inc. Korea University
   Pratt & Whitney                        Northeastern Illinois University
   Samsung Electronics                    Plymouth University
   Sverdrup                               Seoul National University

                                          University of California, Los
  MEDICAL                                 Angeles
   Central Texas Medical Center           University of Helsinki
   Medical University of South Carolina   University of Illinois
   Ryerson Polytechnic University, TorontoUniversity of Toronto

   St. Mercy's Hospital
                                          GOVERNMENT

  COMPUTER SERVICES                       Bonneville Power Administration
   Comdisco Inc.                          Chief of Naval Operations
   Compumark                              Office of the Secretary of Defense
   Demon Internet Ltd.                    Port of Singapore Authority
   Electronic Data Systems Corp.          U.S. Department of the Air Force
   GTECH Corp.                            U.S. Army IM&T
   NexGen Inc.                            U.S. Atlantic Command

  Marketing

  The Company has a number of marketing programs to support the sale and distribution of its products. The objective of these programs is to inform OEM partners, network integrators and prospective end-user customers about the capabilities and benefits of the Company's products. Marketing programs include participation in industry tradeshows, technical conferences and technology seminars; preparation of competitive analyses; sales training; publication of technical and educational articles in industry journals; maintenance of Xylan's World Wide Web site; advertising; and direct mail distribution of Company literature.

CUSTOMER SERVICE AND SUPPORT ENGINEERING

  The Company's OEM partners and network integrators generally provide installation, maintenance and support services to their customers, with the Company providing backup support. Xylan's customer service and support organization installs, maintains and supports products sold in the United States by the Company's direct sales force as well as certain sales by the Company's OEM partners and network integrators.

  Xylan employs systems engineers who work closely with the Company's OEM partners, network integrators and direct sales personnel to assist end-users with pre- and post-sales support matters. These systems engineers provide input to the product development process based on their experiences in the field. The Company supports customers and sales personnel by providing telephone support. The Company also offers on-site installation and technical assistance for fixed fees.

  The Company's customers have a choice of maintenance options depending upon the level of service desired. Xylan typically provides its network integrators with a 15-month hardware warranty and a six-month software warranty, commencing on product shipment. Warranty terms for OEM partners are negotiated on a case-by-case basis.

MANUFACTURING

  Xylan's manufacturing operations consist primarily of material planning and procurement, final assembly, software loading, test and quality assurance. Xylan's operational strategy relies on outsourcing of manufacturing to reduce fixed costs and to provide flexibility in meeting market demand. The Company currently subcontracts component procurement and kitting and printed circuit board assembly to a company that specializes in these services. The Company takes the printed circuit board-based modules produced by its contract manufacturer and inserts them into product enclosures in combination with Xylan's software to meet the needs of individual customers.

  In connection with its outsourcing strategy, the Company is seeking to secure additional sources of supply, including additional contract manufacturers. The Company has experienced in the past, and may in the future experience, problems with its contract manufacturers, such as quality, quantity and on-time delivery. In addition, the Company may in the future experience pricing pressures from its contract manufacturers. To date, the Company has had only limited experience with the use of contract manufacturers. There can be no assurance that the Company will effectively manage its contract manufacturers or that these contract manufacturers will meet the Company's future requirements for timely delivery of products of sufficient quality and quantity. The Company intends to introduce a number of new products and product enhancements in 1996 and 1997, which will require that the Company rapidly achieve volume production by coordinating its efforts with those of its suppliers and contract manufacturers. Certain of the Company's products in development will require contract manufacturers to adopt or develop advanced manufacturing techniques, which could inhibit volume manufacturing of those products. The inability of Xylan's contract manufacturers to provide it with adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in Xylan's ability to fulfill orders while the Company identifies a replacement manufacturer and could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company uses a rolling six-month forecast based on anticipated product orders to determine its general materials and component requirements. Lead times for materials and components ordered by the Company vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. Currently, the Company acquires materials and completes certain standard subassemblies based on the Company's forecast. Upon receipt of firm orders from customers, the Company assembles fully-configured systems and subjects them to a number of tests before shipment. If orders do not match forecasts, the Company may have excess or inadequate inventory of certain materials and components. The Company recently implemented new and enhanced financial and management information systems and controls and is training its personnel to operate such systems. Any difficulty in the operation of such new and enhanced systems and controls or the training of personnel, or any disruptions in the transition to such new or enhanced systems and controls, could adversely affect the Company's ability to accurately forecast sales demand and calibrate manufacturing to such demand, to calibrate purchasing levels and to accurately record and control inventory levels and to record and report financial and management information on a timely and accurate basis.

  Although the Company generally uses standard parts and components for its products, several key components used in the manufacture of the Company's products are currently purchased only from single or limited sources. At present, single-sourced components include programmable integrated circuits, selected other integrated circuits and cables and custom-tooled sheet metal; and limited-sourced components include flash memories, DRAMs, printed circuit boards and ASICs. The Company generally does not have long-term agreements with any of these single or limited sources of supply. The Company is in the process of incorporating ASICs in many of its products. Each of these ASICs is initially being manufactured only by a single source, particularly LSI Logic Corporation, and, accordingly, the risks of relying on sole sources is expected to increase. Any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon the Company's business, operating results and financial condition. Qualifying additional suppliers is time consuming and expensive and the likelihood of errors is greater with new suppliers. From time to time the Company has experienced shortages and allocations of certain components and has experienced delays in fulfilling orders while waiting to receive the necessary components. Given current worldwide demand for integrated circuits and certain other components used by the Company, such shortages and allocations are likely to occur again in the future and could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

  The market for network switching products is intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and continued emergence of new industry standards. Many networking companies, including Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Inc., FORE Systems, Inc. and 3Com Corporation have introduced, or have announced their intention to develop, network switching products that are or will be competitive with the Company's products. In addition, many of the Company's large competitors offer customers a broader product line which provides a more comprehensive networking solution than the Company currently offers. Xylan expects that other companies will also enter markets in which the Company competes. In addition to competition from providers of network switching products, the Company expects to face competition from other vendors in the networking market who may incorporate switching functionality into their products or provide alternative network solutions. Furthermore, the Company's OEM partners may in the future develop competitive products and may then decide to terminate their relationships with the Company. Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the Company. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. In addition, competitors with a larger installed customer base may have a competitive advantage over the Company when selling similar products or alternative networking solutions to such customers. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against either current or potential competitors in the future.

  Xylan believes that the principal competitive factors in its market are: (i) expertise and familiarity with LAN and ATM protocols, LAN and ATM switching, and network management; (ii) product performance, features, functionality, and reliability; (iii) price/performance; (iv) timeliness of new product introductions; (v) adoption of emerging industry standards; (vi) customer service and support; (vii) size and scope of distribution network; (viii) access to customers; (ix) size of installed customer base; and (x) corporate operating history and financial resources. The Company believes that it is competitive with respect to the first seven of these factors and intends to become competitive with respect to the remaining factors.

  Unlike the Company, many of its competitors have received ISO-9000 certification, which is provided by an independent organization that certifies that design and manufacturing processes adhere to certain established standards. Many organizations, particularly internationally and in the telecommunications industry, will not purchase products from suppliers that have not received ISO-9000 certification. Accordingly, until it has obtained ISO-9000 certification, the Company may be precluded from selling its products to such organizations and its ability to compete with other suppliers of network communications equipment may be adversely affected. While the Company is seeking ISO-9000 certification, there can be no assurance as to when or if the Company will obtain such certification.

PROPRIETARY RIGHTS AND LITIGATION

  The Company's success and its ability to compete is dependent, in part, upon its proprietary technology. The Company does not hold any issued patents and currently relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

  The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. On June 8, 1995, a suit alleging misappropriation of trade secrets, infringement of U.S. Patent No. 5,394,402 and improper hiring of employees was brought against Xylan by Ascom Timeplex Inc. ("Ascom Timeplex") in the U.S. District Court for the Central District of California in Los Angeles, California, seeking injunctive relief and unspecified monetary damages. The Company and Ascom Timeplex have signed a binding memorandum of understanding to settle this litigation and dismiss all of Ascom Timeplex's charges against the Company and against Steve Y. Kim, John Bailey and another employee named in Ascom Timeplex's complaint, and otherwise release the parties from all claims. The settlement also involves a royalty-free license to the Company of Ascom Timeplex's virtual LAN technology covered by the patent and a royalty-free license to Ascom Timeplex of certain technology embodied in the Company's currently available products for use in and in connection with Ascom Timeplex's Synchrony product family. These licenses are not assignable other than to a successor-in-interest to Ascom Timeplex. The Company also undertakes to transfer a copy of the licensed technology to Ascom Timeplex and for a specified time not to hire Ascom Timeplex employees. The release by Ascom Timeplex is conditioned on transfer of this technology. The parties are preparing a definitive agreement for this settlement.

  Since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, would relate to the Company's products. In addition, the Company has not conducted a comprehensive patent search relating to the technology used in its products. The Company is subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. In addition to the claims of Ascom Timeplex, Xylan has, from time to time, received claims from third parties alleging infringement of such third parties' intellectual property rights. The Company believes that none of the current claims against the Company would result in material liability if successful. Although such claims have not resulted in material litigation to date, there can be no assurances that such claims will not be successful or generate material litigation in the future. Furthermore, there can be no assurance that third parties will not assert infringement claims against the Company in the future based on patents or trade secrets or that any such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of March 31, 1996, the Company employed 257 persons, including 112 in sales and marketing (of whom 13 are systems and support engineers), 82 in research and product development, 37 in operations, and 26 in finance and administration. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its relationship with its employees is good.

  Competition for qualified personnel in the computer networking and communications industry is intense. There can be no assurance that the Company will be successful in retaining its key employees or that it can attract the additional skilled personnel required for the Company's future growth. In addition, companies in the networking industry whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. Xylan has, from time to time, received such claims from other companies and, although claims to date have not resulted in material litigation other than in connection with Ascom Timeplex, there can be no assurance that the Company will not receive additional claims in the future as it seeks to hire qualified personnel or that such claims will not result in material litigation involving the Company. The Company could incur substantial costs in defending itself against any such claims, regardless of the merits of such claims.

FACILITIES

  The Company leases approximately 40,000 square feet of office, development and manufacturing space in three adjacent facilities in Calabasas, California. The current leases on this space expire in April 1999. In addition, the Company currently requires additional manufacturing space and is in the process of leasing an additional 40,000 square feet of space (a portion of which will be used for manufacturing) that is scheduled to be occupied during July 1996. The Company also has 33 sales and support offices worldwide. Xylan may also need to obtain additional office, development and manufacturing space to accommodate expected business growth during 1996. There can be no assurance that such additional facilities, if required, will be available in a timely manner or on commercially reasonable terms.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of March 31, 1996:

NAME                         AGE                    POSITION
- ----                         ---                    --------
Steve Y. Kim................  46 President, Chief Executive Officer and Chairman
John Bailey.................  38 Vice President of Product Development
C. Stephen Cordial..........  45 Vice President and Chief Financial Officer
Douglas Hill................  43 Vice President of Corporate Communications
Yuri Pikover................  34 Vice President of Worldwide Sales
Kevin T. Walsh..............  38 Vice President of Marketing
Kevin G. Hall(1)(2).........  36 Director
Robert C. Hawk..............  56 Director
Trude C. Taylor(1)(2).......  74 Director
John L. Walecka(1)(2).......  36 Director

- --------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Mr. Kim, a co-founder of the Company, has served as the Company's President and Chief Executive Officer and Chairman of the Board of Directors since the Company's inception in July 1993. Prior to co-founding the Company, Mr. Kim founded and served as President and Chief Executive Officer of Fibermux Corporation ("Fibermux"), a networking company, from November 1984 to June 1993. Prior to founding Fibermux, Mr. Kim held management and design positions with a number of companies, including Phalo Optical Systems Division, Litton Data Systems, and Burroughs Corporation.

  Mr. Bailey joined the Company in January 1994 and has served in various engineering management positions, most recently as Vice President of Product Development. Prior to joining the Company, Mr. Bailey was an Assistant Vice President for LAN Internetworking Technology at Ascom Timplex, a networking company, from September 1992 to January 1994. From January 1990 to September 1992, Mr. Bailey served in various engineering management and design positions at Unisys Corporation, a computer manufacturer.

  Mr. Cordial has served as the Company's Vice President and Chief Financial Officer since September 1995. Prior to joining the Company, Mr. Cordial was Vice President of Operations and Chief Financial Officer at Voysys Corporation, a voicemail company, from September 1993 to September 1995. Mr. Cordial served as Vice President of Finance and Chief Financial Officer at Sierra Semiconductor Corporation from January 1985 to September 1993.

  Mr. Hill joined the Company in January 1994 and has served in various marketing management positions, most recently as Vice President of Corporate Communications. Prior to joining the Company, Mr. Hill was Senior Consultant at Western Data Group, a network integration company, from October 1989 to January 1994. Mr. Hill has also served as Vice President, Marketing and Sales at ACT Networks, Inc., a networking company, and as Assistant Vice President at MICOM Systems, Inc. ("MICOM Systems"), a networking company.

  Mr. Pikover, a co-founder of the Company, has served in various sales and management positions since the Company's inception in July 1993, most recently as Vice President of Worldwide Sales. From August 1988 to June 1993, Mr. Pikover served as Regional Sales Manager at Fibermux. Mr. Pikover served in various sales, marketing and technical positions at MICOM Systems from September 1982 to August 1988.

  Mr. Walsh joined the Company in May 1995 and has served in various marketing management positions, most recently as Vice President of Marketing. Prior to joining the Company, Mr. Walsh served in various management positions at Ascom Timeplex from August 1990 to May 1995, most recently as Director, Technical Marketing.

  Mr. Hall has served as a member of the Company's Board of Directors since September 1994. Mr. Hall has been a General Partner of Norwest Equity Partners since 1993. Prior to joining Norwest, Mr. Hall served as a principal at Brentwood Associates from July 1992 to August 1993, and as an associate at Brentwood from June 1988 to July 1992. Mr. Hall also serves as a director of Vantive Corporation, Plasma & Materials Technologies, Inc. and several privately held companies.

  Mr. Hawk has served as a member of the Company's Board of Directors since July 1995. Mr. Hawk has served as President of the Carrier Division of U.S. West from September 1990 to present, and has been employed in the telecommunications field for over 25 years. Prior to joining U.S. West, Mr. Hawk was employed at Mountain Bell. Mr. Hawk also serves as a director of Premisys Communications and Pairgain Technologies.

  Mr. Taylor has served as a member of the Company's Board of Directors since August 1993. Mr. Taylor has been a principal with TC Associates, a consulting firm, since May 1986. Mr. Taylor serves as a director of Plantronics, Inc., Densepac Microsystems, Inc. and several privately held companies.

  Mr. Walecka has served as a member of the Company's Board of Directors since February 1994. Mr. Walecka has been a General Partner of certain venture capital funds associated with Brentwood Associates, a venture capital company, since January 1990. From May 1984 to January 1990, Mr. Walecka was an associate with Brentwood Associates. Mr. Walecka also serves as a director of Documentum, Inc. and several privately held companies.

  The Company's Bylaws currently authorize six directors. All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. The Company's Board of Directors approved an amendment to its Articles of Incorporation, effective upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Code, that provides for a classified Board of Directors consisting of two classes with directors in each class serving staggered two-year terms. Upon the expiration of the term of each class of directors, members constituting such class of directors will be elected for a two-year term at the next succeeding annual meeting of shareholders. See "Description of Capital Stock--California Anti-Takeover Effects."

  The officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

  The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of the Company, and an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants. See "--Compensation Committee Interlocks and Insider
Participation."

DIRECTOR COMPENSATION

  Members of the Company's Board of Directors do not receive compensation for their services, but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Company has adopted the 1996 Directors' Stock Option Plan and, under such plan, nonemployee directors will be eligible to receive stock options in consideration for their services. See "--Stock Plans," and "--Certain Transactions."

EXECUTIVE COMPENSATION

  The following table shows the compensation received in the fiscal year ended December 31, 1995 by the Company's Chief Executive Officer and the Company's four other executive officers who earned in excess of $100,000 during such fiscal year (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                               ANNUAL             LONG-TERM
                            COMPENSATION     COMPENSATION AWARDS
                         ------------------ ---------------------
NAME AND PRINCIPAL                          SECURITIES UNDERLYING  ALL OTHER
POSITION                 SALARY($) BONUS($)       OPTIONS(#)      COMPENSATION
- ------------------       --------- -------- --------------------- ------------
Steve Y. Kim............ $112,500  $19,714         260,000          $169,533(1)
 Chairman, President and
  Chief Executive
  Officer
John Bailey.............  119,963   14,217         100,000              --
 Vice President of
  Product Development
C. Stephen Cordial(2)...   32,455    8,542         200,000           100,000(3)
 Vice President and
  Chief Financial
  Officer
Douglas Hill............  109,791   13,464          40,000              --
 Vice President of
  Corporate
  Communications
Yuri Pikover............   83,923    8,542            --              48,524(4)
 Vice President of
  Worldwide Sales

- --------
(1) Includes $162,533 paid in commissions for fiscal year 1995.
(2) Mr. Cordial joined the Company in September 1995.
(3) Includes $60,000 paid as reimbursement for relocation expenses and $40,000 paid as reimbursement for taxes incurred.
(4) Represents amounts paid in commissions for fiscal year 1995.

  The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made during the fiscal year ended December 31, 1995.

                                                                                         POTENTIAL
                                                                                    REALIZABLE VALUE AT
                                                                                      ASSUMED ANNUAL
                                                                                   RATES OF STOCK PRICE
                                                                                     APPRECIATION FOR
                                          INDIVIDUAL GRANTS(1)                   10-YEAR OPTION TERM($)(2)
                         ------------------------------------------------------- -------------------------
                          NUMBER OF    PERCENT OF
                         SECURITIES  TOTAL OPTIONS            DEEMED
                         UNDERLYING    GRANTED TO   EXERCISE   FAIR
                           OPTIONS    EMPLOYEES IN   PRICE    MARKET  EXPIRATION
NAME                     GRANTED (#) FISCAL YEAR(%) ($/SH.)  VALUE($)    DATE      0%       5%      10%
- ----                     ----------- -------------- -------- -------- ---------- ------- -------- --------
Steve Y. Kim............   260,000        5.8%       $1.10    $1.25    10/18/05  $39,000 $243,391 $556,966
John Bailey.............   100,000        2.2         1.00     1.25    10/18/05   25,000  103,612  224,218
C. Stephen Cordial......   200,000        4.5         0.375    1.00     9/29/05  125,000  250,779  443,748
Douglas Hill............    40,000        0.9         1.00     1.25    10/18/05   10,000   41,445   89,687
Yuri Pikover............       --          --           --      --          --       --       --       --

                       OPTION GRANTS IN LAST FISCAL YEAR

- --------
(1) The stock options listed above were granted pursuant to the Company's 1993 Plan. Each option becomes exercisable at a rate of 20% each year for five years following the date of grant, as long as the optionee remains an employee with, consultant to or director of the Company. The maximum term of each option granted is ten years from the date of grant; provided, however, that options granted to Mr. Kim have a term of five years from the date of grant. The exercise price is equal to the value of the stock on the grant date, as determined in good faith by the Board of Directors on the date of grant based upon a review of a number of factors, including the Company's operating results and financial condition through the grant date (including lack of profitability and developments in litigation with Ascom Timeplex), the most recent price at which the Company had sold Preferred Stock in capital raising transactions, the aggregate liquidation preference of outstanding Preferred Stock and the likelihood of near-term conversion of outstanding Preferred Stock; provided, however, that options granted to Mr. Kim have an exercise price equal to 110% of the Board-determined value of the stock on the grant date. The Company subsequently determined, based in part on an independent appraisal of the Company's Common Stock as of September 30, 1995, that for financial statement presentation purposes the Company should record unearned compensation in connection with the options listed above for the difference between the grant price and the deemed fair market value. The method used to value shares of Common Stock to determine deemed fair market values for option grant disclosure purposes was to adjust the appraised value of the Common Stock at September 30, 1995 to reflect the value of a share of Common Stock on the option grant date. The methods of valuation used by the independent appraiser to determine fair market value (based on an arms-length transaction) were primarily estimates of future cash flows, and also a comparison to similar publicly traded companies, with a discount applied for the lack of a public market for the Common Stock. The adjustments to this fair market value at September 30, 1995 were based on the Company's evaluation of several factors at each grant date relative to the status of these factors at September 30, 1995. The factors were the Company's operating results and financial condition through the grant date (including lack of profitability, market acceptance of the Company's products and developments in litigation with Ascom Timeplex), the most recent price at which the Company had issued and sold Preferred Stock in capital raising transactions, the probability and timing of a liquid market for the Common Stock in light of the Company's performance and market conditions and the aggregate liquidation preference of outstanding Preferred Stock.
(2) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the deemed fair market value are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. The figures set forth in the 0% column reflect the value of such options without any further appreciation of the deemed fair market value of the underlying securities after the grant date, based upon the difference between the exercise price and the deemed fair market value of the underlying securities on the grant date. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the deemed fair market value of the Common Stock from the date of grant to the date of this Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

  The following table sets forth information for the Named Executive Officers with respect to exercises of options to purchase Common Stock of the Company in the fiscal year ended December 31, 1995. No named executive officer exercised a stock option during fiscal 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                 OPTIONS AT FISCAL            OPTIONS AT
                                   YEAR END (#)         FISCAL YEAR END ($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                         ----------- ------------- ----------- -------------
Steve Y. Kim................      --        260,000     $    --      $396,500
John Bailey.................   48,000       292,000      127,850      648,650
C. Stephen Cordial..........      --        200,000          --       450,000
Douglas Hill................   40,000       200,000      102,600      475,400
Yuri Pikover................      --            --           --           --

- -------
(1) Based on the deemed fair market value of the option shares at fiscal year end ($2.675 per share as determined in good faith by the Board of Directors) less the option exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee of the Board of Directors are Messrs. Hall, Taylor and Walecka. No member of the Compensation Committee was at any time during the fiscal year ended December 31, 1995, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

STOCK AND OTHER PLANS

  1993 Stock Incentive Plan. The Company's 1993 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders in October 1993. A total of 8,000,000 shares of Common Stock have been reserved for issuance under the Company's 1993 Stock Incentive Plan (the "1993 Plan"). As of March 31, 1996, 679,026 shares had been issued upon the exercise of stock options or stock purchase rights granted under the 1993 Plan, 6,811,300 shares were subject to outstanding options and 509,674 shares remained available for future grant. The 1993 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. Stock purchase rights may also be granted to employees and consultants. The 1993 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The exercise price of all incentive stock options granted under the 1993 Plan must be at least equal to the fair market value of the Common Stock on the date of grant (which, in the event that the Company's Common Stock is not publicly traded, shall be determined in good faith by the Administrator on the date of grant). The exercise price of all nonstatutory stock options granted under the 1993 Plan must be at least equal to 85% of such fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted must equal at least 110% of such fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1993 Plan may not exceed ten years. The Company in 1995 granted certain options at fair market value (110% of fair market value for an option granted to Mr. Kim) and subsequently determined, based in part on an independent appraisal, to record unearned compensation in connection with these options for the difference between the exercise price and the deemed fair market value for financial statement presentation purposes.

  In the event of certain changes in control of the Company, the 1993 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable, in which case each option will be exercisable for 15 days from the date of notice of such determination. Unless terminated sooner, the 1993 Plan will terminate in August 2003. The Board has authority to amend or terminate the 1993 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  1996 Stock Plan. The Company's 1996 Stock Plan (the "1996 Plan") was adopted by the Board of Directors in January 1996, and approved by the shareholders in February 1996. A total of 3,000,000 shares of Common Stock have been reserved for future issuance under the 1996 Plan. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options to employees and consultants of the Company. Stock purchase rights may also be granted to employees and consultants. The 1996 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. In no event, however, may an individual employee receive option grants for more than 300,000 shares under the 1996 Plan in any fiscal year. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant for grants made to certain of the Company's executive officers and at least 85% of the fair market value of the Common Stock on the date of grant for all other persons. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.

  In the event of certain changes in control of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable, in which case each option will be exercisable for 15 days from the date of notice of such determination. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in January 1996, and approved by the shareholders in February 1996. A total of 1,500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of offering periods of 24 months duration with new offering periods (other than the first offering period) commencing on or about February 1 and August 1 of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. The first such offering period commenced on the effective date of the Company's initial public offering (March 11, 1996) and continues through January 31, 1998, with the first purchase date occurring on January 31, 1997, and subsequent purchase dates to occur every six months thereafter. The Purchase Plan is administered by the Board of Directors, or a committee named by the Board of Directors. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 95% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new twenty-four month offering period will automatically begin on the first business day following the purchase date with a new fair market value. The maximum number of shares purchasable by all participants on a purchase date may not exceed 375,000 shares. Employees may end their participation in the Purchase Plan at any time during the offering period, and once during each offering period may decrease the rate of payroll deductions. Participation in the Purchase Plan ends automatically on termination of employment with the Company.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of twenty years.

  1996 Directors' Stock Option Plan. The 1996 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in January 1996, and approved by the shareholders in February 1996. A total of 150,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors'

Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors' Plan provides that each person who is a nonemployee director as of the effective date of such plan will be granted an option (the "First Option") to purchase 15,000 shares of Common Stock on such effective date. Each person who first becomes a nonemployee director of the Company after the effective date shall be granted a nonstatutory stock option to purchase 15,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the Company's shareholders, each nonemployee director shall be granted an additional option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months. The Directors' Plan provides that the First Option shall become exercisable in installments as to 33 1/3% of the total number of shares subject to the option on the first anniversary of the date of grant of the First Option and 33 1/3% on each anniversary of the date of grant of the First Option and each Subsequent Option shall become exercisable in full on the third anniversary of the date of the grant of that Subsequent Option. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order (as defined by the Code), and each option is exercisable, during the lifetime of the optionee, only by such optionee.

  In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option will be assumed or an equivalent option substituted by the successor corporation, unless the successor corporation does not agree to the assumption or substitution, in which case the option will terminate upon consummation of the transaction. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or to Code. If not terminated earlier, the Directors' Plan will have a term of ten years.

  401(k) Plan. The Company's tax deferred savings plan (the "401(k) Plan") was adopted by the Board of Directors in May 1995. The 401(k) Plan is intended to qualify under Sections 401 and 501 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on contributions, are generally not taxable to employees until withdrawn from the 401(k) Plan. The 401(k) Plan covers all employees of the Company. Employees may elect to defer, in the form of contributions to the 401(k) Plan, between 1.0% and 12.0% of their pre-tax compensation; however, the amount deferred may not exceed the statutorily prescribed annual limit. The 401(k) Plan permits matching contributions of up to 25% (not to exceed an aggregate $2,000 per calendar year), vested over five years, to be made to the 401(k) Plan by the Company on behalf of employees. Contributions are allocated to each employee's individual account, which is invested in selected mutual funds or a guaranteed income fund according to the directions of the employee.

LIMITATIONS OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Company's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interest of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a series a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") concerning contracts or transactions between the Company and a director or (vii) under Section 316 of the California Code concerning directors' liability for improper dividends, loans, and guarantees. The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

  The Company's Articles of Incorporation also include an authorization for the Company to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company, at its discretion, may provide indemnification to persons whom the Company is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify these directors or executive officers (other than liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Code and the Company's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act. The Company has also obtained directors' and officers' liability insurance.

                             CERTAIN TRANSACTIONS

  Since the inception of the Company in July 1993, the Company has issued, in private placement transactions, shares of Preferred Stock as follows: (i) in October 1993 and February 1994, an aggregate of 10,134,664 shares of the Company's Series A Preferred Stock at a price of $0.30 per share, (ii) in September 1994, October 1994 and November 1994, an aggregate of 7,718,600 shares of the Company's Series B Preferred Stock at a price of $0.80 per share, (iii) in March 1995, an aggregate of 3,964,244 shares of the Company's Series C Preferred Stock at a price of $2.52 per share, (iv) in October 1995 and December 1995, an aggregate of 1,262,120 shares of the Company's Series D Preferred Stock at a price of $4.00 per share, and (v) in December 1995, an aggregate of 952,382 shares of the Company's Series E Preferred Stock at a price of $5.25 per share. In addition, in February 1994 a warrant to purchase 1,666,666 shares of the Company's Series A Preferred Stock was sold at an exercise price of $0.325 per share, which warrant was exercised in August 1994. The purchasers of the Series A, Series B, Series C, Series D and Series E Preferred Stock included, among others, the following 5% shareholders, directors, and entities associated with directors:

                              SHARES OF SHARES OF SHARES OF SHARES OF SHARES OF
                              SERIES A  SERIES B  SERIES C  SERIES D  SERIES E
                              PREFERRED PREFERRED PREFERRED PREFERRED PREFERRED
NAME                            STOCK     STOCK     STOCK     STOCK     STOCK
- ----                          --------- --------- --------- --------- ---------
Brentwood Associates VI,
 L.P.(1)..................... 5,000,000 1,250,000       --   300,000   145,334
Entities affiliated with
 Norwest Equity
 Partners, IV(2).............       --  3,375,000       --   575,000   148,674
Alcatel Data Networks S.A....       --        --  3,964,244      --        --
Entities Affiliated with
 Crosspoint Venture Partners
 93.......................... 1,666,666   625,000       --   150,000       --
Trude C. Taylor..............   500,000   100,000       --       --        --
Robert C. Hawk...............       --        --        --    12,120       --

- --------
(1) Holdings of Series A Preferred Stock include 1,666,666 shares acquired upon exercise of a warrant for the purchase thereof. John Walecka, a director of the Company, is affiliated with Brentwood Associates VI, L.P.
(2) Kevin Hall, a director of the Company, is affiliated with Norwest Equity Partners, IV.

  In March 1995, Alcatel Data Networks, S.A. ("ADN"), a joint venture between Alcatel and Sprint Corporation, purchased 3,964,244 shares of the Company's Series C Preferred Stock for an aggregate of approximately $10,000,000. In connection with such investment, the parties entered into agreements pursuant to which (i) ADN is subject to a "standstill" provision barring its purchase of additional shares of the Company's capital stock if following the purchase it would own more than 20% of the Company's total voting securities, subject to certain exceptions (including (a) if a bona fide offer is made by a third party which, if successful, would result in such party owning or having the right to acquire more than 35% of the total outstanding voting securities of the Company, (b) if a third party acquires more than 10% of the total outstanding voting securities of the Company, (c) in connection with the exercise of ADN's right of first refusal in the sale of securities by the Company, (d) at any time after the termination of that certain Product and Technology Agreement between ADN and the Company and (e) if the number of outstanding securities of the Company is reduced as a result of any repurchases by the Company), (ii) the Company is entitled to certain rights of first refusal in the event that ADN proposes to sell or transfer its shares,
(iii) ADN is entitled to certain rights of first refusal in the event that the Company proposes to sell shares to a third party under certain circumstances,
(iv) the Company will make available to ADN certain of the Company's products in kit form for integration into certain of ADN's wide area network products and (v) ADN was granted certain manufacturing rights with respect to the Company's products. Also in connection with this transaction, the Company and Alcatel entered into an International Distribution Agreement pursuant to which the Company granted to Alcatel worldwide distribution rights with respect to the Company's products and under which the Company is limited as to the number of additional network integrators that it may appoint in certain European countries and is restricted in its ability to sell directly to end users in such countries.

  The Company has entered into an indemnification agreement with each of its executive officers and directors.

  Holders of Preferred Stock are entitled to certain registration rights in respect of the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights."

  The Company has granted options to certain of its executive officers and directors. See "Management--Option Grants in Last Fiscal Year" and "--Stock and Other Plans."

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors and principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 31, 1996, as adjusted to reflect the sale by the Company of the shares offered hereby by,
(i) each person known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company who beneficially owns shares of Common Stock, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) the Selling Shareholders.

                                 SHARES
                              BENEFICIALLY                 SHARES BENEFICIALLY
                             OWNED PRIOR TO                    OWNED AFTER
                              OFFERING(1)      NUMBER OF        OFFERING(1)
NAME AND ADDRESS OF        ------------------ SHARES BEING -----------------------
BENEFICIAL OWNER             NUMBER   PERCENT   OFFERED      NUMBER     PERCENT
- -------------------        ---------- ------- ------------ ------------ ----------
Brentwood Associates VI,    6,695,334  16.6%     500,000      6,195,334    15.2%
 L.P. ...................
 2730 Sand Hill Road,
 Suite 250
 Menlo Park, CA 94025
Steve Y. Kim(2) .........   6,460,000  16.1          --       6,460,000    15.9
 26679 W. Agoura Road
 Calabasas, CA 91302
Norwest Equity Partners,    4,098,674  10.2      306,084      3,792,590     9.3
 IV(3)...................
 3000 Sand Hill Road
 Building 3, Suite 245
 Menlo Park, CA 94025
Alcatel Data Networks       2,814,244   7.0          --       2,814,244     6.9
 S.A.....................
 12, rue de la Baume
 Paris, France 75008
Yuri Pikover(4)..........   2,890,000   7.2       60,000      2,830,000     7.0
 26679 W. Agoura Road
 Calabasas, CA 91302
Crosspoint Venture Part-    2,441,666   6.1      182,341      2,259,325     5.6
 ners 93(5) .............
 One First Street
 Los Altos, CA 94022
Kevin G. Hall(6).........   4,098,674  10.2      306,084      3,792,590     9.3
Robert C. Hawk...........      80,200     *          --          80,200       *
Trude C. Taylor(7).......     690,000   1.7       44,807        645,193     1.6
John L. Walecka(8).......   6,695,334  16.6      500,000      6,195,334    15.2
John Bailey(9)...........     101,000     *       30,000         71,000       *
C. Stephen Cordial.......         --     --          --             --      --
Douglas Hill(10).........      80,000     *       10,000         70,000       *


All directors and
 executive officers as a
 group (10 persons)(11)..  21,103,208  52.1      950,891     20,152,317    49.8

OTHER SELLING SHAREHOLDERS

U.S. Venture Partners IV,   1,509,080   3.8      112,696      1,396,384       *
 L.P. ...................
Marilyn Marcus Alper.....     500,000   1.2      100,000        400,000       *
45 shareholders each ben-
 eficially owning less
 than 1% of the Company's
 Common Stock............   3,303,168   8.2    1,754,072      1,549,096     4.3

- --------
*  Less than 1%

 (1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after March 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Includes 1,000,000 shares of Common Stock held by the Kim Irrevocable Children's Trust dated September 15, 1995, and 5,460,000 shares held by the Kim Family Trust dated June 11, 1991.

 (3) Represents 3,375,000 shares of Common Stock held by Norwest Equity Partners, IV and 723,674 shares of Common Stock held by Norwest Equity Partners, V. Kevin G. Hall, a director of the Company, is a general partner of both Itasca Partners, the general partner of Norwest Equity Partners, IV, and Itasca Partners, V, L.L.P., the general partner of Norwest Equity Partners, V. Mr. Hall disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.

 (4) Includes 300,000 shares of Common Stock held by the Pikover Irrevocable Children's Trust dated September 15, 1995, and 100,000 shares of Common Stock held by the Pikover 1995 Irrevocable Trust dated September 15, 1995.

 (5) Represents 2,368,072 shares of Common Stock held by Crosspoint Venture Partners 93 and 73,594 shares of Common Stock held by Crosspoint 1993 Entrepreneurs Fund.

 (6) Represents 3,375,000 shares of Common Stock held by Norwest Equity Partners, IV and 723,674 shares of Common Stock held by Norwest Equity Partners, V, which Mr. Hall may be deemed to beneficially own by virtue of his status as a general partner of entities that are the general partners of each of the above listed entities. Mr. Hall disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein. See footnote
     (3) above.

 (7) Includes 40,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of March 31, 1996.

 (8) Represents shares held by Brentwood Associates VI, L.P., which Mr. Walecka may be deemed to beneficially own by virtue of his status as a general partner of Brentwood VI Ventures, L.P., the general partner of Brentwood Associates VI, L.P. Mr. Walecka disclaims beneficial ownership of the shares held by such entity except to the extent of his proportionate partnership interest therein.

 (9) Includes 96,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1996. Does not include a total of 340,000 shares issuable upon exercise of options.

(10) Represents 80,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1996. Does not include a total of 240,000 issuable upon exercise of options.

(11) Includes 224,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

  As of March 31, 1996, there were 40,243,427 shares of Common Stock outstanding that were held of record by approximately 160 shareholders. There will be 40,643,427 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of stock options after March 31, 1996) after giving effect to the sale of the shares of Common Stock offered hereby.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock.

PREFERRED STOCK

  The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences, rights, qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption prices and liquidation preferences, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  After this offering, the holders of 21,954,401 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, the holders of at least 30% of the Registrable Securities held by certain investors may require, on one occasion at any time after six months from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. In addition, the holders of at least 50% of the Registrable Securities held by Alcatel Data Networks, S.A., may require, on one occasion at any time after March 11, 1997, that the Company use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of the Registrable Securities may also require the Company, on no more than two occasions over any twelve-month period, to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price, net of underwriting discounts and commissions, is at least $3,000,000. All expenses incurred in connection with a registration on Form S-3, including all registration, filing and qualification fees, but excluding underwriting discounts and commissions and fees for special counsel to the holders participating in the S-3 registration, must be borne by the Company.

CALIFORNIA ANTI-TAKEOVER EFFECTS

  Certain provisions of law, and the Company's Articles of Incorporation and Bylaws, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions include authorization of the issuance of up to 5,000,000 shares of Preferred Stock, with such characteristics, and potential effects on the acquisition of the Company, as are described in "Preferred Stock" above. The Company's Articles of Incorporation also provide that, for as long as the Company has a class of stock registered pursuant to the Exchange Act, shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. In addition, upon qualification of the Company as a "listed corporation," as defined in
Section 301.5(d) of the California Code, cumulative voting will be eliminated and the Board of Directors be divided into two classes of directors, serving staggered two-years terms. At each annual meeting, one class of directors will be elected for a two-year term. See "Management." These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston. Its telephone number is (617) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price.

  Upon completion of this offering, the Company will have outstanding 40,643,427 shares of Common Stock, (assuming no exercise of the Underwriters' over-allotment option or outstanding options under the 1993 Plan after March 31, 1996). Of these shares, the 8,330,000 (including the 3,500,000 shares sold in this offering and 4,830,000 shares sold in the Company's initial public offering on March 11, 1996), will be freely transferable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 32,313,427 shares outstanding upon completion of this offering and held by existing shareholders will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:
(i) 575,399 shares will be available for sale in the public market on June 9, 1996, (ii) 24,689,289 shares will be eligible for sale on September 8, 1996,
(iii) 2,814,244 shares will be eligible for sale on March 11, 1997 and (v) 4,234,495 shares will be eligible for sale after September 8, 1996 upon expiration of their respective two-year holding periods.

  Upon completion of this offering, the holders of 21,954,401 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

  In connection with the Company's initial public offering, all directors and executive officers and certain other shareholders of the Company, holding in the aggregate substantially all of the shares of Common Stock outstanding prior to such offering, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock prior to September 8, 1996 (the "Lockup Period") without the prior written consent of Morgan Stanley & Co. Incorporated. In addition, ADN has agreed not to sell or otherwise dispose of any shares of Common Stock until March 11, 1997 without the prior written consent of Morgan Stanley & Co. Incorporated, except pursuant to the exercise of its piggyback registration rights. See "Underwriters." The number of shares of Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.

  In general, under Rule 144 as currently in effect, beginning June 9, 1996 a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the Restricted Shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.

  Subject to certain limitations on the aggregate offering price of a transaction and certain other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning June 9, 1996, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

  The Company has agreed not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, prior to September 8, 1996, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain limited exceptions.

  In April 1996, the Company filed a registration statement under the Securities Act covering approximately 11,929,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock plans. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lapsing of the Company's repurchase options, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof, each of the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Alex. Brown & Sons Incorporated, Deutsche Morgan Grenfell/C.J. Lawrence Inc., Robertson, Stephens & Company LLC, and Wessels, Arnold & Henderson, L.L.C. are serving as U.S. Representatives, have severally agreed to purchase, and the Company and the Selling Shareholders have severally agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Alex. Brown & Sons International, Morgan Grenfell & Co., Limited, Robertson, Stephens & Company LLC, and Wessels, Arnold & Henderson, L.L.C. are acting as International Representatives (collectively with the U.S. Representatives, the "Representatives"), have severally agreed to purchase, and the Company and the Selling Shareholders agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   U.S. Underwriters:
     Morgan Stanley & Co. Incorporated................................
     Alex. Brown & Sons Incorporated..................................
     Deutsche Morgan Grenfell/C.J. Lawrence Inc.......................
     Robertson, Stephens & Company LLC ...............................
     Wessels, Arnold & Henderson, L.L.C. .............................
                                                                       ---------
       Subtotal....................................................... 2,800,000
                                                                       ---------
   International Underwriters:
     Morgan Stanley & Co. International Limited.......................
     Alex. Brown & Sons International.................................
     Morgan Grenfell & Co., Limited...................................
     Robertson, Stephens & Company LLC ...............................
     Wessels, Arnold & Henderson, L.L.C. .............................
                                                                       ---------
       Subtotal.......................................................   700,000
                                                                       ---------
        Total......................................................... 3,500,000
                                                                       =========

  The U.S. Underwriters and International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "U.S. Shares") for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "International Shares") for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. With respect to Robertson, Stephens & Company LLC and Wessels, Arnold & Henderson, L.L.C., the foregoing representations or agreements (i) made by each of them in their capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by each of them in their capacity as a U.S. Underwriter, (ii) made by each of them in their capacity as an International Underwriter shall apply only to shares of Common Stock purchased by each of them in their capacity as an International Underwriter and (iii) shall not restrict either of their abilities to distribute the Prospectus to any person. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account or any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the regulation requirement of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirement of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any shares a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer and sell, directly or indirectly or offer or sell to any person for re-offering or resale, directly or indirectly any shares of common stock to any resident of the Republic of Korea (as the term is defined under the Foreign Exchange Management Law of the Republic of Korea), or in the Republic of Korea, except pursuant to applicable laws and regulations of the Republic of Korea.

  The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the offering price set forth on the cover page hereof and part to certain dealers at a price which represents
a concession not in excess of $      per share under the offering price. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $     per share to other Underwriters or to certain other dealers.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock, at the offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby to the U.S. Underwriters.

  The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  See "Shares Eligible For Future Sale" for a description of certain arrangements entered into in connection with the Company's initial public offering by which all Selling Shareholders, officers and directors and certain other shareholders and option holders of the Company have agreed not to sell or otherwise transfer the Common Stock or convertible securities of the Company held by them until either September 8, 1996 or March 11, 1997 without the prior written consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, until September 8, 1996.

  Pursuant to regulations promulgated by the Securities and Exchange Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two business days prior to the Commencement Date (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025. Tae Hea Nahm, a director of Venture Law Group, is the Secretary of the Company. As of the date of this Prospectus, Mr. Nahm and investment partnerships of which certain directors of Venture Law Group are general partners beneficially own 18,750 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of Xylan Corporation as of December 31, 1994 and 1995 and for the period from July 9, 1993 (date of incorporation) to December 31, 1993 and for each of the years in the two-year period ended December 31, 1995 included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

                        XYLAN CORPORATION AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                         PAGE
                         ----
Report of KPMG Peat
 Marwick LLP,
 Independent Certified
 Public Accountants..... F-2
Consolidated Balance
 Sheets................. F-3
Consolidated Statements
 of Operations.......... F-4
Consolidated Statements
 of Shareholders'
 Equity................. F-5
Consolidated Statements
 of Cash Flows.......... F-6
Notes to Consolidated
 Financial Statements... F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Xylan Corporation:

  We have audited the accompanying consolidated balance sheets of Xylan Corporation and subsidiary as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for the period from July 9, 1993 (date of incorporation) to December 31, 1993 and for the years ended December 31, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xylan Corporation and subsidiary as of December 31, 1994 and 1995 and the results of their operations and their cash flows for the period from July 9, 1993 (date of incorporation) to December 31, 1993 and for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California
January 22, 1996, except as to the
 last paragraph of
 Note 10, which is  as of May 1, 1996

                        XYLAN CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                   DECEMBER 31,
                                                 -----------------   MARCH 31,
                                                  1994      1995       1996
                                                 -------  --------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash and cash equivalents..................... $   694  $  6,034   $ 56,180
  Short-term investments........................   3,890       --      25,472
  Accounts receivable, net......................     122    13,142     19,731
  Inventories...................................     282     2,128      4,646
  Prepaid expenses and other current assets.....     205       383      1,440
                                                 -------  --------   --------
    Total current assets........................   5,193    21,687    107,469
Investments.....................................     --        --       7,023
Property and equipment, net.....................   1,225     5,073      7,314
Other assets....................................     195       488        440
                                                 -------  --------   --------
                                                 $ 6,613  $ 27,248   $122,246
                                                 =======  ========   ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of capital lease
   obligations.................................. $   119  $    329   $    337
  Accounts payable..............................     590     7,371      9,778
  Accrued payroll and related costs.............     257     1,003      1,481
  Other accrued expenses........................      41     1,255      2,773
  Deferred revenue..............................     --        599        707
                                                 -------  --------   --------
    Total current liabilities...................   1,007    10,557     15,076
  Capital lease obligations, less current
   installments.................................     239       509        423
  Deferred revenue..............................     --         77        356
                                                 -------  --------   --------
    Total liabilities...........................   1,246    11,143     15,855
                                                 -------  --------   --------
Commitments and contingencies
Shareholders' equity:
  Convertible preferred stock, $0.001 par value:
   Series A, Authorized 12,000,000 shares;
    issued and outstanding 11,801,330 shares in
    1994 and 1995...............................      12        12        --
   Series B, Authorized, issued and outstanding
    7,718,600 shares in 1994 and 1995...........       8         8        --
   Series C, Authorized, issued and outstanding
    3,964,244 shares in 1995....................     --          4        --
   Series D, Authorized, issued and outstanding
    1,262,120 shares in 1995....................     --          1        --
   Series E, Authorized, issued and outstanding
    952,382 shares in 1995......................     --          1        --
  Common stock, $0.001 par value. Authorized
   70,000,000 shares in 1994 and 1995, and
   200,000,000 (unaudited) shares in 1996;
   issued and outstanding 10,085,266, 10,320,426
   and 40,243,427 (unaudited) shares,
   respectively.................................      10        10         40
  Additional paid-in capital....................   9,942    31,002    119,839
  Unearned compensation.........................     --       (887)    (2,125)
  Accumulated deficit...........................  (4,605)  (14,046)   (11,363)
                                                 -------  --------   --------
    Net shareholders' equity....................   5,367    16,105    106,391
                                                 -------  --------   --------
                                                 $ 6,613  $ 27,248   $122,246
                                                 =======  ========   ========

          See accompanying notes to consolidated financial statements.

                        XYLAN CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                PERIOD ENDED   YEARS ENDED      THREE MONTHS
                                DECEMBER 31,  DECEMBER 31,     ENDED MARCH 31,
                                ------------ ----------------  ----------------
                                    1993      1994     1995     1995     1996
                                ------------ -------  -------  -------  -------
                                                                 (UNAUDITED)
Revenue........................    $  --     $   443  $29,662  $ 1,397  $23,392
Cost of revenue................       --         327   15,418      961   10,823
                                   ------    -------  -------  -------  -------
    Gross profit...............       --         116   14,244      436   12,569
                                   ------    -------  -------  -------  -------
Operating expenses:
  Research and development.....       343      2,404    7,154    1,039    3,194
  Sales and marketing..........       --         695   13,011    2,088    5,800
  General and administrative...       188      1,168    3,593      350      989
                                   ------    -------  -------  -------  -------
Total operating expenses.......       531      4,267   23,758    3,477    9,983
                                   ------    -------  -------  -------  -------
    Operating income (loss)....      (531)    (4,151)  (9,514)  (3,041)   2,586
Interest income, net...........         9         68       73       71      177
                                   ------    -------  -------  -------  -------
Income (loss) before income
 taxes.........................      (522)    (4,083)  (9,441)  (2,970)   2,763
Income tax expense.............       --         --       --       --        80
                                   ------    -------  -------  -------  -------
    Net income (loss)..........    $ (522)   $(4,083) $(9,441) $(2,970) $ 2,683
                                   ======    =======  =======  =======  =======
Net income (loss) per share....    $ (.02)   $  (.19) $  (.45) $  (.14) $   .06
                                   ======    =======  =======  =======  =======
Weighted average common and
 common equivalent shares
 outstanding...................    21,067     21,109   21,151   21,151   43,957
                                   ======    =======  =======  =======  =======


          See accompanying notes to consolidated financial statements.

                        XYLAN CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                          CONVERTIBLE PREFERRED STOCK                 ADDITIONAL                               NET
                  -------------------------------------------- COMMON  PAID-IN     UNEARNED   ACCUMULATED SHAREHOLDERS'
                  SERIES A SERIES B SERIES C SERIES D SERIES E STOCK   CAPITAL   COMPENSATION   DEFICIT      EQUITY
                  -------- -------- -------- -------- -------- ------ ---------- ------------ ----------- -------------
Issuances of
 preferred
 stock...........   $  5     $ --     $ --     $ --     $ --    $ --   $  1,535    $    --     $     --     $  1,540
Issuances of
 common
 stock...........     --       --       --       --       --      10        241         --           --          251
Net loss.........     --       --       --       --       --      --         --         --         (522)        (522)
                    ----     ----     ----     ----     ----    ----   --------    -------     --------     --------
Balance at
 December 31,
 1993............      5       --       --       --       --      10      1,776         --         (522)       1,269
Issuances of
 preferred
 stock...........      7        8       --       --       --      --      8,160         --           --        8,175
Issuances of
 common
 stock...........     --       --       --       --       --      --          6         --           --            6
Net loss.........     --       --       --       --       --      --         --         --       (4,083)      (4,083)
                    ----     ----     ----     ----     ----    ----   --------    -------     --------     --------
Balance at
 December 31,
 1994............     12        8       --       --       --      10      9,942         --       (4,605)       5,367
Issuances of
 preferred
 stock...........     --       --        4        1        1      --     20,008         --           --       20,014
Issuances of
 common
 stock...........     --       --       --       --       --      --        108         --           --          108
Issuances of
 common stock
 warrants........     --       --       --       --       --      --          3         --           --            3
Unearned
 compensation....     --       --       --       --       --      --        941       (941)          --           --
Unearned
 compensation
 amortization....     --       --       --       --       --      --         --         54           --           54
Net loss.........     --       --       --       --       --      --         --         --       (9,441)      (9,441)
                    ----     ----     ----     ----     ----    ----   --------    -------     --------     --------
Balance at
 December 31,
 1995............   $ 12     $  8     $  4     $  1     $  1    $ 10   $ 31,002    $  (887)    $(14,046)    $ 16,105
Conversion of
 preferred stock
 to common stock
 (unaudited).....    (12)      (8)      (4)      (1)      (1)     26         --         --           --           --
Issuances of
 common stock
 (unaudited).....     --       --       --       --       --       4     87,442         --           --       87,446
Unearned
 compensation
 (unaudited).....     --       --       --       --       --      --      1,395     (1,395)          --           --
Unearned
 compensation
 amoritation
 (unaudited).....     --       --       --       --       --      --         --        157           --          157
Net income
 (unaudited).....     --       --       --       --       --      --         --         --        2,683        2,683
                    ----     ----     ----     ----     ----    ----   --------    -------     --------     --------
Balance at March
 31, 1996
 (unaudited).....   $ --     $ --     $ --     $ --     $ --    $ 40   $119,839    $(2,125)    $(11,363)    $106,391
                    ====     ====     ====     ====     ====    ====   ========    =======     ========     ========

          See accompanying notes to consolidated financial statements.

                        XYLAN CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                            PERIOD ENDED   YEARS ENDED      THEE MONTHS ENDED
                            DECEMBER 31,   DECEMBER 31,         MARCH 31,
                            ------------ -----------------  ------------------
                                1993      1994      1995      1995      1996
                            ------------ -------  --------  --------  --------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)........     $ (522)   $(4,083) $ (9,441) $ (2,970) $  2,683
 Adjustments to reconcile
  net income (loss) to net
  cash used in operating
  activities:
  Depreciation and
   amortization...........          2        131       928        93       524
  Consulting expense paid
   in common stock........        --           1       108         6       --
  Unearned compensation
   amortization...........        --         --         54       --        157
  Change in:
   Accounts receivable....        --        (122)  (13,020)   (1,052)   (6,589)
   Inventories............        --        (282)   (1,846)   (1,815)   (2,518)
   Prepaid expenses and
    other current assets..        (52)      (154)     (178)       56    (1,057)
   Other assets...........        (15)      (180)     (294)      (49)       48
   Accounts payable.......         81        508     6,782     1,284     2,407
   Accrued payroll and
    related costs.........         17        240       746        34       478
   Other accrued expenses.         44         (2)    1,213       271     1,518
   Deferred revenue.......        --         --        676        19       388
                               ------    -------  --------  --------  --------
    Net cash used in
     operating activities.       (445)    (3,943)  (14,272)   (4,123)   (1,961)
                               ------    -------  --------  --------  --------
Cash flows from investing
 activities:
 Purchases of property and
  equipment...............        (40)      (959)   (4,295)     (699)   (2,765)
 Sales (purchases) of
  investments.............        --      (3,890)    3,890    (5,821)  (32,495)
                               ------    -------  --------  --------  --------
    Net cash used in
     investing activities.        (40)    (4,849)     (405)   (6,520)  (35,260)
                               ------    -------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from issuances
  of common stock and
  common stock warrants...        251          5         3       --     87,446
 Proceeds from issuances
  of convertible preferred
  stock...................      1,540      8,175    20,014     9,986       --
 Repayments of debt.......        --         --        --        --        (79)
                               ------    -------  --------  --------  --------
    Net cash provided by
     financing activities.      1,791      8,180    20,017     9,986    87,367
                               ------    -------  --------  --------  --------
    Net increase
     (decrease) in cash
     and cash equivalents.      1,306       (612)    5,340      (657)   50,146
Cash and cash equivalents
 at beginning of period...        --       1,306       694       694     6,034
                               ------    -------  --------  --------  --------
Cash and cash equivalents
 at end of period.........     $1,306    $   694  $  6,034  $     37  $ 56,180
                               ======    =======  ========  ========  ========
Supplemental disclosure of
 cash flow information--
 cash paid during the
 period for interest......     $    1    $    18  $    101  $     10  $     58
                               ======    =======  ========  ========  ========
Supplemental disclosure of
 noncash investing and
 financing activities--
 financed capital
 expenditures.............     $  --     $   359  $    480  $    --   $    --
                               ======    =======  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                       XYLAN CORPORATION AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Since its incorporation in July 1993, Xylan Corporation has focused on the development, marketing and sale of dedicated, high-bandwidth switching systems that easily integrate with and enhance the performance of customers' existing LANs, as well as facilitate migration to new networking technologies.

  During the period from July 1993 (date of incorporation) to December 31, 1993, referred to as the period ended December 31, 1993, and the year ended December 31, 1994, Xylan Corporation was a developmental stage company as defined in Financial Accounting Standards Board Statement No. 7 "Development Stage Enterprises." Planned principal operations commenced as of January 1, 1995 and, accordingly, Xylan Corporation is no longer considered a developmental stage company.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Xylan Corporation and its 99.8% owned subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest in the subsidiary is not considered material.

  The accompanying consolidated balance sheet as of March 31, 1996 and the consolidated statements of operations and cash flows for the three months ended March 31, 1995 and 1996 are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation for the periods presented. The consolidated results of operations for the three months ended March 31, 1996, are not necessarily indicative of the results for any future period.

 Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Investments

  Short-term investments at December 31, 1994 consist of U.S. Treasury securities. Investments at March 31, 1996, consist of corporate and debt securities. The Company adopted the provisions of Statement of Financial Accounting Standards Board No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS No. 115). SFAS No. 115 requires investments to be classified based on management's intent in one of three categories: held-to-maturity securities, available-for-sale securities and trading securities. Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at market value with unrealized gains and losses reported as a separate component of shareholders' equity. Trading securities are recorded at market value with unrealized gains and losses reported in earnings. The Company classifies its investments as available-for-sale and held to maturity securities. At December 31, 1994 and March 31, 1996, the market value of the available-for-sale securities approximated cost.

 Inventories

  Inventories, consisting principally of component parts, are stated at the lower of cost or market being determined using the first-in, first-out method. Inventories are shown net of valuation reserves of $132,000 and $275,000 at December 31, 1995 and March 31, 1996, respectively.

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 Revenue Recognition

  The Company generally recognizes product revenue at the time of shipment, unless the Company has future obligations for installation or has to obtain customer acceptance in which case revenue is deferred until earned. Revenue from service obligations is deferred and recognized on a straight line basis over the contract period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

  During the three months ended March 31, 1996, the Company shipped certain products for which the earnings process was not complete. Accordingly, the Company deferred recognition of the related revenue and cost of revenue and recorded as of March 31, 1996 approximately $2.4 million as a decrease in inventory and approximately $2.4 million as an increase in accounts receivable.

 Revenue Related Accruals

  The Company accrues the estimated costs to fulfill customer warranty and technical support obligations upon the recognition of the related revenue. This accrual is included in other accrued expenses on the accompanying consolidated balance sheet and aggregated $446,000 and $537,000 at December 31, 1995 and March 31, 1996, respectively.

  Reserves for sales returns and doubtful accounts are established based upon historical experience and management's estimates as shipments are made. The allowance for sales returns and doubtful accounts aggregated $466,000 and $565,000 at December 31, 1995, and March 31, 1996, and is shown as a reduction of accounts receivable on the accompanying consolidated balance sheet.

 Depreciation and Amortization

  Depreciation of property and equipment is calculated on the straight-line method over estimated useful lives ranging from 3 to 5 years, or in the case of capital lease assets over the shorter of the lease term or the estimated useful life of the asset.

 Research and Development Costs

  The Company charges all research and development costs to expense as incurred.

 Income Taxes

  The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 Computation of Net Income (Loss) per Share

  Net income (loss) per common and common equivalent share has been computed using the weighted average number of common and common equivalent shares outstanding using the treasury stock method, as adjusted for the common stock split described in Note 11 for all periods presented, and is summarized as follows (in thousands):

                                                                  THREE MONTHS
                                                     YEARS ENDED      ENDED
                                       PERIOD ENDED DECEMBER 31,    MARCH 31,
                                       DECEMBER 31, ------------- -------------
                                           1993      1994   1995   1995   1996
                                       ------------ ------ ------ ------ ------
                                                                   (UNAUDITED)
Weighted average common stock
 outstanding..........................    10,236    10,278 10,320 10,320 37,364
Weighted average common stock
 equivalents outstanding..............    10,831    10,831 10,831 10,831  6,593
                                          ------    ------ ------ ------ ------
Shares used in net income (loss) per
 share calculation....................    21,067    21,109 21,151 21,151 43,957
                                          ======    ====== ====== ====== ======

  Pursuant to the requirements of the Securities and Exchange Commission, common stock, stock options, warrants and convertible preferred stock issued by the Company during the twelve months immediately preceding the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based on the estimated initial public offering price. Accordingly, for all periods presented, weighted average common stock outstanding includes 253,160 shares of common stock issued during fiscal 1995. For all periods presented through December 31, 1995, weighted average common stock equivalents outstanding includes 3,977,236 common stock equivalent shares for options issued during fiscal 1995, 674,182 common stock equivalent shares for options issued from the period from January 1, 1996 to March 4, 1996, and 6,178,746 shares issued upon the conversion of the convertible preferred stock into common stock. Stock options, warrants and convertible preferred stock issued prior to 1995 are excluded from the computation for loss periods as their inclusion would be antidilutive. For the three months ended March 31, 1996, weighted average common stock equivalents outstanding includes 6,592,930 common stock equivalent shares for options issued.

  On a pro forma basis, the loss per share for the year ended December 31, 1995 assuming the inclusion of all series of convertible preferred stock as common stock equivalents outstanding is $(0.23).

 Long Lived Assets

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement provides guidelines for recognition of impairment losses related to long-term assets. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements.

 Accounting for Stock Options

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"). This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company elected to continue to measure compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123. The adoption of this standard had no impact on the Company's consolidated financial statements.

 Use of Estimates

  Company management has made a number of estimates and assumptions relating to the reporting of assets and liabilities in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

(2)PROPERTY AND EQUIPMENT

  Property and equipment, stated at cost, are summarized as follows (in thousands):

                                                        DECEMBER 31,
                                                        -------------  MARCH 31,
                                                         1994   1995     1996
                                                        ------ ------ -----------
                                                                      (UNAUDITED)
Furniture and fixtures................................. $  182 $  253   $  602
Manufacture and test equipment.........................    167  1,323    2,324
Computer equipment and purchased software..............    968  4,301    5,603
Leasehold improvements.................................     31    247      360
                                                        ------ ------   ------
                                                         1,348  6,124    8,889
  Less accumulated depreciation and amortization.......    123  1,051    1,575
                                                        ------ ------   ------
Net property and equipment............................. $1,225 $5,073   $7,314
                                                        ====== ======   ======

  Assets acquired under capitalized leases, which are included in property and equipment, at December 31, 1994 and 1995, and March 31, 1996 aggregated $413,000, $1,176,000 and $1,176,000, respectively. Accumulated depreciation related to these assets aggregated $54,000, $304,000 and $391,000 at December 31, 1994 and 1995, and March 31, 1996 respectively.

(3)NOTES PAYABLE

  In 1995, the Company entered into a revolving line of credit agreement providing for borrowings up to the lesser of $6,000,000 or 80% of eligible accounts receivable, as defined, interest payable monthly at the bank's prime rate (8.25% at March 31, 1996) plus 0.5% and expiring January 31, 1997. The Company had available borrowings of $6,000,000 at March 31, 1996.

  In 1995, the Company also entered into a $1,500,000 term loan agreement, interest payable monthly at the bank's prime rate (8.25% at March 31, 1996) plus 1.5% and expiring September 30, 1998.

  As of December 31, 1995, and March 31, 1996 the Company had no outstanding borrowings on the aforementioned notes payable. Additionally, the notes are cross collateralized, secured by all Company personal property and contain certain financial covenants and restrictions. As of March 31, 1996 the Company was in compliance with such covenants and restrictions.

(4)CAPITAL LEASE OBLIGATIONS

  Capital lease obligations are summarized as follows (in thousands):

                                                          DECEMBER
                                                             31,
                                                          ---------  MARCH 31,
                                                          1994 1995    1996
                                                          ---- ---- -----------
                                                                    (UNAUDITED)
Capital lease obligations, secured by related assets,
 payable in monthly installments including interest
 ranging from 4% to 21% through January 1999............. $358 $838    $760
Less current installments................................  119  329     337
                                                          ---- ----    ----
                                                          $239 $509    $423
                                                          ==== ====    ====

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Future minimum capital lease payments at December 31, 1995 are as follows (in thousands):

            Year ending December 31,
              1996.................................. $390
              1997..................................  335
              1998..................................  200
              1999..................................   46
                                                     ----
                                                      971
            Less amounts representing interest......  133
                                                     ----
                                                     $838
                                                     ====

(5)SHAREHOLDERS' EQUITY

 Convertible Preferred Stock

  During 1993, the Company issued 5,134,664 shares of series A convertible preferred stock for cash consideration of $1,540,399.

  During 1994, the Company issued 6,666,666 shares of series A convertible preferred stock for cash consideration of $2,000,000 and 7,718,600 shares of series B convertible preferred stock for cash consideration of $6,174,880.

  During 1995, the Company issued 3,964,244 shares of series C convertible preferred stock for cash consideration of $10,000,004, 1,262,120 shares of series D convertible preferred stock for cash consideration of $5,048,480 and 952,382 shares of series E convertible preferred stock for cash consideration of $5,000,006. Legal expenses of approximately $34,000 were netted against the proceeds of the 1995 convertible preferred stock issuances.

  Details of the convertible preferred stock are as follows:

                                                             SERIES
                                                --------------------------------
                                                  A     B     C      D      E
                                                ----- ----- ------ ------ ------
   Liquidation preference per share(1)......... $.300 $.800 $2.523 $4.000 $5.250
   Cumulative annual per share dividend(2)..... $.021 $.056 $ .177 $ .280 $ .368
   Votes per share.............................     1     1      1      1      1
   Common share issuable upon conversion(3)....     1     1      1      1      1

- --------
(1) Plus accrued but unpaid dividends.
(2) If declared by the board of directors. As of December 31, 1995 no dividends have been declared.
(3) Subject to adjustment and automatic conversion as defined.

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  On the effectiveness of the Company's initial public offering all of the 25,698,676 outstanding shares of preferred stock were converted into the same number of shares of common stock. The following table presents the Company's pro forma unaudited shareholders' equity as if all such conversions and the changes in preferred and common stock authorized shares referred to in note 11 had occurred at December 31, 1995 (in thousands, except share data):

                                                                   DECEMBER 31,
                                                                       1995
                                                                   ------------
                                                                   (UNAUDITED)
      Shareholders' Equity:
       Preferred stock $0.001 par value. Authorized 5,000,000
        shares....................................................   $    --
       Common stock $0.001 par value. Authorized 200,000,000
        shares; issued and outstanding 36,019,102.................         36
       Additional paid-in capital.................................     31,002
       Unearned compensation......................................       (887)
       Accumulated deficit........................................    (14,046)
                                                                     --------
        Net shareholders' equity..................................   $ 16,105
                                                                     ========

 Common Stock

  During 1993, the Company issued 10,000,000 shares of common stock for cash consideration of $250,000 and 5,000 shares of common stock for services with a fair value of $300. During 1994 the Company issued 61,134 shares of common stock for cash consideration of $5,268 and 19,132 shares of common stock for services with a fair value of $1,148. During 1995 the Company issued 68,080 shares of common stock to a director for promissory notes of $25,530. Such notes were repaid subsequent to December 31, 1995. The Company determined subsequent to the grant of such stock, based in part on an independent appraisal of the common stock as of September 30, 1995, to record for financial statement reporting purposes compensation expense of $5,050 for the difference between the grant price and the deemed fair market value. Additionally, during 1995 the Company issued 167,080 shares of common stock for services with a fair value of $77,161.

 Stock Warrants

  During 1994, the Company granted to an equipment lessor a warrant to purchase 188,076 shares of Series A convertible preferred stock of the Company at a price per share of $0.325. This warrant was exercisable at grant date and on the effectiveness of the Company's initial public offering this warrant was converted into 185,725 shares of Common Stock.

  During 1995, in connection with the issuance of series D convertible preferred stock, the Company sold warrants, at $0.005 per share, to purchase 315,528 shares of common stock of the Company at an exercise price per share of $3.50 and in connection with the issuance of series E convertible preferred stock, the Company sold warrants, at $0.005 per share, to purchase 238,096 shares of common stock of the Company at a price per share of $4.60. These warrants expired upon the closing of the Company's initial public offering.

(6)STOCK INCENTIVE PLANS

  The Company has a 1993 Stock Incentive Plan (Plan). Under the Plan, 8,000,000 shares of the Company's authorized but unissued common stock are reserved for options or stock purchase grants issuable to officers, employees, consultants and the members of the Board of Directors of the Company.

  The Board of Directors or a committee consisting of not less than two Board members (Plan Administrator) has sole discretion and authority to promulgate, amend and rescind rules and regulations relating to the

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

administration of the Plan and to select the eligible participants to whom options will be granted or shares sold, the number of shares covered by the option or to be sold, the exercise or purchase price and the form and terms of agreement to be used.

  For the period ended December 31, 1993 and for the years ended December 31, 1994 and 1995, the Company issued 5,000, 80,266, and 235,160 shares of common stock pursuant to stock purchase grants. Stock option activity relating to the Plan is summarized as follows:

                                              YEARS ENDED       THREE MONTHS
                             PERIOD ENDED    DECEMBER 31,           ENDED
                             DECEMBER 31, -------------------     MARCH 31,
                                 1993       1994      1995        1996
                             ------------ --------- ---------  -----------
                                                               (UNAUDITED)
Balance at beginning of
 period.....................       --       400,000 2,650,000   6,375,000
  Granted...................   400,000    2,250,000 4,719,000   1,451,000
  Exercised.................       --           --        --     (359,000)
  Canceled..................       --           --   (994,000)   (656,000)
                               -------    --------- ---------  ----------
Balance at end of year......   400,000    2,650,000 6,375,000   6,811,000
                               =======    ========= =========  ==========
Exercisable stock options...       --        80,000   529,200     512,000
                               =======    ========= =========  ==========
Price range of options......   $   .06     $.06-.10 $.06-2.63  $.06-26.00
                               =======    ========= =========  ==========

  Stock options shall be exercisable over the exercise period which shall be determined by the Plan Administrator. However, it may not exceed five years from the date the option is granted in the case of optionees who own at least 10% of the total combined voting power of all classes of stock of the Company. As of March 31, 1996, 510,000 shares were reserved for future issuance under the Plan.

  The Company determined subsequent to the grant of certain options, based in part on an independent appraisal of the common stock at September 30, 1995, to record for financial statement presentation purposes unearned compensation of $941,000 for the difference between the exercise price and the deemed fair market value. The methods of valuation used by the independent appraiser to determine fair market value (based on an arms-length transaction) were primarily estimates of future cash flows, and also a comparison to similar publicly traded companies, with a discount applied for the lack of a public market for the Company's stock. The unearned compensation is recorded as a separate component of shareholders' equity and will be recorded as compensation expense ratably over the related vesting period. For the year ended December 31, 1995 and the three months ended March 31, 1996, the Company recorded $54,000 and $157,000 of compensation expense, respectively.

  For the period from January 1, 1996 through March 4, 1996, the Company issued options, net of cancellations, to purchase 1,100,000 shares of common stock with exercise prices ranging from $5.25 to $20.00 per share. In connection with the grant of such options, for financial statement presentation purposes the Company has recorded additional unearned compensation of $1,395,000, net of cancellations, for the difference between the grant price and the deemed fair market value, which will be recorded as compensation expense ratably over the vesting period for each option.

(7) INCOME TAXES

  The provision for income taxes, all current, for the period from July 9, 1993 (date of incorporation) to December 31, 1993, for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995 consists solely of the annual minimum California franchise tax of $800. Such amount is included in general

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

and administrative expense in the accompanying consolidated statements of operations. For the three months ended March 31, 1996 the provision for income taxes, all current, aggregated $80,000.

  The provision for income taxes differs from the expected tax expense (benefit) computed by applying the Federal corporate tax rate of 35% to net income (loss) principally due to the effect of net operating loss carryforwards.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are summarized as follows (in thousands):

                                                   DECEMBER 31,
                                                   ------------- MARCH 31,
                                                    1994   1995    1996
                                                   ------ ------ ---------
                                                                  (UNAUDITED)
Deferred tax assets:
 Net operating loss carryforwards................. $1,772 $4,796  $3,410
 Research and development tax credit
 carryforwards....................................    204    630     630
 Allowances and reserves..........................    --     239     310
 Accrued expenses.................................    --     305     410
 Other............................................    --      91     282
                                                   ------ ------  ------
  Total gross deferred tax assets.................  1,976  6,061   5,042
Less valuation allowance..........................  1,976  6,061   5,042
                                                   ------ ------  ------
  Net deferred tax assets......................... $  --  $  --   $  --
                                                   ====== ======  ======

  The net change in the valuation allowance for the period ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996 was an increase (decrease) of $201,000, $1,775,000, $4,085,000 and $(1,019,000), respectively. In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset at December 31, 1995, the Company will need to generate future taxable income of approximately $14,500,000 prior to the expiration of the net operating loss carryforwards in 2010. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance for all deductible differences.

  As of December 31, 1995, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $12,400,000 and $6,200,000, respectively which are available to offset future taxable income, if any, through 2010. Additionally, the Company had research and development tax credit carryforwards for federal and state income tax purposes of $460,000 and $170,000, respectively, which are available to offset future income taxes, if any, through 2010.

(8)SIGNIFICANT CUSTOMERS, CONCENTRATION OF CREDIT RISK AND EXPORT SALES

 Significant Customers

  During 1994, substantially all of the Company's revenue was derived from network integration services and one customer accounted for 13.8% of revenue. During 1995 the Company did not generate any revenue from network integration services. Three customers accounted for 17.6%, 17.2% and 10.5% of revenue for the year ended December 31, 1995, respectively, 17.1%, 16.3% and 8.2% of revenue for the three months ended March 31, 1995, respectively, and 34.4%, 12.8% and 11.9% for the three months ended March 31, 1996, respectively.

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)


 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The credit risk associated with accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions. The Company's three major customers in 1995, each of whom accounted for more than 10% of revenue, aggregated 22%, 21% and 9%, respectively, of accounts receivable at December 31, 1995. The Company's three major customers for the three months ended March 31, 1996 aggregated 40%, 17% and 6%, of accounts receivable at March 31, 1996.

 Export Sales

  Export sales information is as follows (in thousands):

                                                                   THREE MONTHS
                                                     YEARS ENDED   ENDED MARCH
                                                     DECEMBER 31,      31,
                                                     ------------ --------------
                                                     1994  1995    1995   1996
                                                     ---- ------- ------ -------
                                                                   (UNAUDITED)
Revenue:
  North America..................................... $443 $15,267 $  626 $ 7,723
  Asia..............................................  --    9,780    576  14,040
  Europe............................................  --    4,508    195   1,586
  Other.............................................  --      107    --       43
                                                     ---- ------- ------ -------
                                                     $443 $29,662 $1,397 $23,392
                                                     ==== ======= ====== =======

(9) EMPLOYEE BENEFIT PLAN

  In May 1995, the Company adopted a defined contribution 401(k) plan. The plan covers all full-time employees which are at least 21 years of age and have completed one year of service. Participants may contribute 1% to 12% of their pretax compensation. The plan permits the Company to make matching contributions up to 25% of the participants contribution and vest over five years. The Company's matching contributions for fiscal 1995 and the three months ended March 31, 1996 were approximately $102,000 and $55,000, respectively.

(10)COMMITMENTS AND CONTINGENCIES

  The Company is obligated under noncancelable operating lease agreements for equipment and facilities expiring on various dates through 1999. Rental expense for the period ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996 aggregated $17,000, $93,000, $718,000 and $292,000 respectively.

  Future annual minimum rental commitments under noncancelable operating leases at December 31, 1995 are as follows (in thousands):

            Year ending December 31,
              1996................................ $  630
              1997................................    336
              1998................................    336
              1999................................    122
                                                   ------
                                                   $1,424
                                                   ======

                       XYLAN CORPORATION AND SUBSIDIARY

                 (INFORMATION AS OF MARCH 31, 1996 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  During 1995 a lawsuit alleging misappropriation of trade secrets, patent infringement and improper hiring of employees was brought against the Company by Ascom Timeplex Inc. ("Ascom Timeplex"). The Company and Ascom Timeplex have signed a binding memorandum of understanding to settle this litigation and dismiss all of Ascom Timeplex's charges against the Company and against Steve
Y. Kim, John Bailey and another employee named in Ascom Timeplex's complaint, and otherwise release the parties from all claims. The settlement also involves a royalty-free license to the Company of Ascom Timeplex's virtual LAN technology covered by the patent and a royalty-free license to Ascom Timeplex of certain technology embodied in the Company's currently available products for use in and in connection with Ascom Timeplex's Synchrony product family. These licenses are not assignable other than to a successor-in-interest to Ascom Timeplex. The Company also undertakes to transfer a copy of the licensed technology to Ascom Timeplex and for a specified time not to hire Ascom Timeplex employees. The release by Ascom Timeplex is conditioned on transfer of this technology. The parties are preparing a definitive agreement for this settlement.

(11) SUBSEQUENT EVENTS (UNAUDITED)

  On January 22, 1996 the Board of Directors:

  . Approved a two-for-one stock split of the Company's capital stock, which became effective as of February 28, 1996. Accordingly, all references to the number of shares and per share information for all periods presented have been adjusted to give effect to the stock split.

  . Authorized increasing the common stock authorized shares to 200,000,000 and authorized 5,000,000 shares of undesignated preferred stock.

  .  Adopted certain technical amendments to the 1993 Stock Incentive Plan.

  . Adopted the 1996 Stock Option Plan (the 1996 Plan) which reserves 3,000,000 shares of common stock for issuance under this plan. The 1996 Plan provides for the grant to Company employees of incentive stock options and for the grant of nonstatutory stock options to employees and consultants of the Company. Incentive stock options are granted at 100% of fair market value. Nonstatutory stock options granted to certain of the Company's executive officers must be at fair market value and grants to all other persons must be at least 85% of fair market value at grant date. Outstanding options under the 1996 Plan vest in varying increments and expire five to ten years after grant or upon earlier termination.

  . Adopted the 1996 Employee Stock Purchase Plan (the Purchase Plan) which reserves 1,500,000 shares of Common Stock for issuance. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 95% of the fair market value of the Company's common stock at the beginning of the offering period or the purchase date. The Purchase Plan expires in 20 years.

  . Adopted the 1996 Directors Stock Option Plan (the Directors' Plan) which reserves 150,000 shares of common stock for issuance related to nonstatutory stock options to nonemployee directors of the Company. Options are exercisable at the fair market value of common stock on the grant date and have a term of ten years.

  On March 11, 1996, the Company commenced its initial public offering of a total of 4,830,000 shares of common stock, including the underwriter's over-allotment of 630,000 shares. Of the total, 3,680,000 shares of common stock were sold by the Company, and 1,150,000 shares were sold by a selling shareholder. Aggregate net proceeds to the Company were approximately $87.4 million.

  Upon the effectiveness of the initial public offering, all of the 25,698,676 outstanding shares of preferred stock were converted into the same number of shares of common stock. Additionally, a warrant containing an automatic net exercise provision was converted into 185,725 shares of common stock.

  On May 12, 1996, the Board of Directors authorized the filing of a registration statement for a secondary public offering of the Company's capital stock, including shares held by selling shareholders.

                                  [XYLAN LOGO]

Descriptions of numbered graphics on inside front cover

Graphic 1

A green double circle representing an FDDI backbone connected by three separate purple lines to three grey boxes with green markings and a purple "R" representing routers. Each router is connected by purple lines to three grey boxes either with yellow markings representing ethernet-based hubs or with a circle within the box representing token ring-based hubs. One hub is connected by purple lines to schematic representations of two workstations and one server.

Graphic 2

Same as graphic 1, with a larger black and grey box representing the Xylan OmniSwitch inserted on one purple line which formerly directly connected a router with three hubs. Each of the three hubs is connected by lines to the OmniSwitch, which has a single line connection with the router. Schematic representations of six workstations and two servers are connected by lines in groups of two or three to the hubs.

Graphic 3

Same as graphic 2, with an fourth hub connected by lines to the OmniSwitch and the connections among hubs, servers and workstations reconfigured so two workstations and one server connect directly to the OmniSwitch.

Graphic 4

An FDDI backbone is connected with purple lines to three OmniSwitches. One OmniSwitch is connected with purple lines to two workstations, one server, two ethernet hubs and two token ring hubs. A workstation is connected by a purple line to each hub. A second OmniSwitch is connected by purple lines to two ethernet hubs, three servers and a router. The router is connected by a purple line to a blue cloud labeled "WAN". A third OmniSwitch is connected by purple lines to four token ring hubs and two ethernet hubs. One of the four token ring hubs is connected by purple lines to two workstations.

Graphic 5

Same as graphic 4, with a grey box containing a red X representing ATM positioned above and to the right of the FDDI backbone. The ATM box is connected by purple lines to each of the three OmniSwitches.

Graphic 6

Same as graphic 4, except the ATM box has replaced the FDDI backbone, and the three servers formerly connected to the second OmniSwitch are connected directly to the ATM box.

Page 27 graphic

An X-Y diagram with the X axis bearing labels referring to the even years from 1986 through 1994, and each of 1995 and 1996, and the Y axis labeled "Mbps" and bearing values on a roughly logarithmic scale from 2 to 1000. The lines for the axes terminate in arrow points. Within the diagram, variously sized rectangles are placed to represent the time period during which different graphical applications have been used and the Mbps network loads associated with each application. A rectangle labeled "Term to Host" covers 1986 and approximately 2 to 5 Mbps. A rectangle labeled "File/PC Sharing" covers half of 1986 through a small portion of 1988 and approximately 5 through 10 Mbps. A rectangle labeled "File Transfer" covers from 1987 through 1989 and approximately 8 through 25 Mbps. A rectangle labeled "CAD/CAM/CAE" covers a part of 1989 through 1990 and approximately 10 through 80 Mbps. A rectangle labeled "Image Processing" covers 1990 through most of 1992 and approximately 40 through 200 Mbps. A rectangle labeled "Work Flow" covers 1992 through the first part of 1996 and approximately 5 through 8 Mbps. A rectangle labeled "Medical Imaging" covers the second half of 1992 through the first part of 1995 and approximately 50 through 500 Mbps. A rectangle labeled "Desktop Video" covers 1993 through the arrow extending beyond 1996 and approximately 8 through over 100 Mbps. A rectangle labeled "Modeling/Simulation covers part of 1994 through the arrow extending beyond 1996 and approximately 200 through the arrow extending beyond 1000 Mbps. A rectangle labeled "World Wide Web" covers half of 1995 through the arrow extending beyond 1996 and approximately 4 through 20 Mbps.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        AMOUNT
                                                                      TO BE PAID
                                                                      ----------
Registration Fee.....................................................  $ 86,920
NASD Filing Fee......................................................    25,707
Nasdaq National Market Listing Fee...................................     8,000
Printing.............................................................     *
Legal Fees and Expenses..............................................     *
Accounting Fees and Expenses.........................................     *
Blue Sky Fees and Expenses...........................................     *
Director and Officer Liability Insurance.............................     *
Transfer Agent and Registrar Fees....................................     *
Miscellaneous........................................................     *
                                                                       --------
  Total..............................................................  $500,000
                                                                       ========

- --------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 317 of the California General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article IV of the Registrant's Restated Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the California Corporations Code. Article V of the Registrant's Bylaws (Exhibit 3.3 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers. The indemnification agreements may require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Reference is also made to Article IX of the Underwriting Agreement contained in Exhibit
1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since July 1993, the Registrant issued and sold (without payment of any selling commission to any person) the following unregistered securities:

    (1) From October 27, 1993 through April 23, 1996, the Registrant granted stock options and stock purchase rights under the 1993 Plan to purchase an aggregate of 9,212,426 shares of Common Stock at exercise prices ranging from $.06 to $70.25 per share to 350 employees, consultants and directors.

    (2) From October 27, 1993 to December 31, 1995, the Registrant issued and sold, pursuant to Common Stock Purchase Agreements, an aggregate of 191,212 shares of Common Stock to employees and consultants for services rendered.

    (3) On October 28, 1993 and February 4, 1994, the Registrant issued and sold an aggregate of 10,134,664 shares of Series A Preferred Stock to 28 investors for an aggregate purchase price of $3,040,399.20 in cash.

    (4) On February 4, 1994, the Registrant issued and sold warrants to purchase 1,666,666 shares of Series A Preferred Stock to an investor at an exercise price of $0.325 per share for a purchase price of $8,333.33. On August 11, 1994, the Registrant issued and sold, pursuant to the exercise of such warrants, 1,666,666 shares of Series A Preferred Stock to such investor for an aggregate purchase price of $541,666.45.

    (5) On May 31, 1994, the Registrant issued warrants to purchase an aggregate of 188,076 shares of its Series A Preferred Stock to an equipment lessor at an exercise price of $0.325 per share, which warrants were converted into an aggregate of 185,725 shares of Common Stock in connection with the Registrant's initial public offering on March 11, 1996.

    (6) On September 2, 1994, the Registrant issued and sold, pursuant to a Common Stock Purchase Agreement, 40,000 shares of Common Stock to a consultant for a purchase price of $4,000 in cash.

    (7) On September 2, September 16, October 26, and November 18, 1994, the Registrant issued and sold an aggregate of 7,718,600 shares of Series B Preferred Stock to 36 investors for an aggregate purchase price of $6,174,880.00 in cash.

    (8) On March 13, 1995, the Registrant issued and sold 3,964,244 shares of Series C Preferred Stock to an investor for an aggregate purchase price of $10,009,716.00 in cash.

    (9) On August 15, 1995 and September 4, 1995, the Registrant issued and sold, pursuant to Common Stock Purchase Agreements, an aggregate of 68,080 shares of Common Stock to a director of the Company for promissory notes in the aggregate principal amount of $25,530.

    (10) On October 6, October 31, and December 1, 1995, the Registrant issued and sold to 9 investors an aggregate of 1,262,120 shares of Series D Preferred Stock for an aggregate purchase price of $5,048,480.00 in cash and warrants to purchase 315,528 shares of Common Stock at an exercise price of $3.50 per share for an aggregate purchase price of $1,577.64 in cash.

    (11) On December 22, 1995, the Registrant issued and sold to 9 investors 952,382 shares of Series E Preferred Stock for an aggregate purchase price of $5,000,005.50 in cash and warrants to purchase 238,094 shares of Common Stock at an exercise price of $4.59 per share for an aggregate purchase price of $1,190.47 in cash.

    (12) On February 28, 1996, the Registrant effected a two-for-one split of its outstanding Common Stock and Preferred Stock in which each outstanding share of capital stock was split into two shares of the like class and series of capital stock.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

  Except for the matters described in Item 1, for which exemptions from registration were claimed under Section 2(3) of the Securities Act on the basis that such transactions did not involve a "sale" of securities, the issuances of the securities set forth in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant. In addition, the issuances described in Items 1, 2, 6 and 9 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under such Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

  EXHIBIT NO.                            DESCRIPTION
  -----------                            -----------
    1.1*      Form of Underwriting Agreement.
    3.1(1)    Amended and Restated Articles of Incorporation of Registrant.
    3.2(2)    Amended and Restated Bylaws of Registrant.
    4.1(3)    Form of Common Stock Certificate.
    5.1       Opinion of Venture Law Group, A Professional Corporation.
   10.1(3)    Form of Indemnification Agreement.
   10.2(3)    1993 Stock Incentive Plan.
   10.3(3)    Form of 1996 Employee Stock Purchase Plan and related agreements.
   10.4(3)    Form of 1996 Directors' Option Plan and related agreements.
   10.5(3)    Form of 1996 Stock Plan and related agreements.
   10.6(3)    Fourth Restated Registration Rights Agreement among the
              Registrant and certain securityholders of the Registrant, dated as of December 11, 1995.
   10.7(3)    Lease Agreement between the Registrant and Malibu Canyon Office
              Partners, L.P. dated as of April 14, 1994, as amended November 3,
              1994, January 2, 1995, and April 25, 1995.
   10.8(3)    Security and Loan Agreement dated September 1, 1995 between the
              Registrant and Imperial Bank.
   10.9(3)    Master Lease Agreement dated as of May 31, 1994, as amended between the Registrant and Dominion Ventures, Inc.
   10.10(3)   Master Lease Agreement dated as of June 9, 1995 between the
              Registrant and Copelco Capital, Inc.
  +10.11(3)   Value-Added Product Sales Agreement dated as of July 1, 1995 between the Registrant and Hamilton Hallmark, a division of
              Avnet, Inc.
   10.12(3)   401(k) Plan.
   10.13(3)   Series C Preferred Stock Agreement dated as of March 13, 1995 between the Registrant and Alcatel Data Networks S.A.
  +10.14(3)   International Distributor Agreement between the Registrant and
              Alcatel N.V., dated as of March 13, 1995.
  +10.15(3)   Product and Technology Agreement between the Registrant and
              Alcatel N.V. dated as of
              March 13, 1995.
  +10.16(3)   Original Equipment Manufacturer Agreement dated as of June 14,
              1995 between the Registrant and Hitachi Computer Products
              (America), Inc.
  +10.17(3)   Original Equipment Manufacturer Agreement dated as of April 12,
              1995 between the Registrant and Digital Equipment Corporation.
  +10.18(4)   Manufacturing and Purchase Agreement dated as of March 28, 1996 between the Registrant and Victron, Inc.
   11.1       Statement Regarding Computation of Net Income (Loss) Per Share.
   23.1       Consent of KPMG Peat Marwick LLP.
   23.2       Consent of Counsel (included in Exhibit 5.1).
   24.1       Power of Attorney (see page II-5).

- --------
 * To be filed by amendment.
 + Confidential treatment granted or requested with respect to a portion of this exhibit.
(1) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Registratement Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.
(2) Incorporated by reference to Exhibit 3.4 filed with the Registrant's Registratement Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.
(3) Incorporated by reference to the identically numbered exhibits filed with the Registrant's Registratement Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.
(4) Incorporated by reference to the identically numbered exhibit filed with the Registrant's Form 10-Q filed for the quarter ended March 31, 1996.

(B) FINANCIAL STATEMENT SCHEDULES

  Financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 13, 1996.

                                          XYLAN CORPORATION

                                                    /s/ Steve Y. Kim
                                          By: _________________________________
                                                       Steve Y. Kim
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve Y. Kim and Stephen Cordial, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                            TITLE                       DATE
             ---------                            -----                       ----
         /s/ Steve Y. Kim              President, Chief Executive         May 13, 1996
 _________________________________   Officer and Director (Principal
            Steve Y. Kim                   Executive Officer)
     /s/ C. Stephen Cordial          Vice President and Finance and       May 13, 1996
 _________________________________      Administration and Chief
         C. Stephen Cordial           Financial Officer (Principal
                                    Financial and Accounting Officer)
        /s/ Kevin G. Hall                       Director                  May 13, 1996
 _________________________________
           Kevin G. Hall
                                                Director
 _________________________________
           Robert C. Hawk
        /s/ Yuri Pikover                        Director                  May 13, 1996
 _________________________________
            Yuri Pikover
                                                Director
 _________________________________
           Trude C. Taylor
       /s/ John L. Walecka                      Director                  May 13, 1996
 _________________________________
           John L. Walecka

                                 EXHIBIT INDEX

                                                             SEQUENTIALLY
 EXHIBIT NO.                  DESCRIPTION                    NUMBERED PAGE
 -----------                  -----------                    -------------
     5.1     Opinion of Venture Law Group, A Professional
             Corporation.
    11.1     Statement Regarding Computation of Net Income
             (Loss) Per Share.
    23.1     Consent of KPMG Peat Marwick LLP.